United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             Online Innovation, Inc.
                 (Name of Small Business Issuer in its charter)

                Delaware                         52-2058364
     (state or other jurisdiction of     (I.R.S. Employer I.D. No.)
     incorporation or organization)

     1118 Homer Street, #202, Vancouver, British Columbia     V6B 6L5
     (Address of principal executive offices)                (zip code)

Issuer's telephone number, (604) 669-7564

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $0.001
                                (Title of class)

                                TABLE OF CONTENTS

PART I

FORWARD LOOKING STATEMENTS                                   1

ITEM 1:DESCRIPTION OF BUSINESS                               1
Business Development                                         1
Business of the Company                                      2
Principal Products and Services                              2
Distribution Method                                          6
Competition                                                  6
Traditional Dating Agencies                                  6
Personal Ads                                                 6
Telepersonals                                                7
Online Dating Services                                       7
Assessment of Competition                                    8
Intellectual Property Rights                                 8
Government Regulation                                        9
Employees and Consultants                                    9
Risk Factors                                                10
Success of Business                                         10
Management                                                  10
Competition                                                 11
Financial Assumptions                                       11
Absence of Operating History                                11
Public Market                                               11
Penny Stock                                                 12
Ability to Raise Additional Capital                         12
Potential Conflicts of Interest                             12
No Foreseeable Dividends                                    12
Permits and Licenses                                        12
Intellectual Property                                       12
Currency Fluctuation                                        13
Current Technology                                          13
Internet                                                    13
Risk Associated with the Year 2000                          13
Telecommunication                                           14

ITEM 2: PLAN OF OPERATION                                   14
General                                                     14
Development of the Internet and E-Commerce                  15
Marketing Strategies                                        15
Online Advertising                                          15
Print Media, T.V., Radio and Billboards                     16
Cash Requirements                                           16
Additional Website Development                              16

ITEM 3: DESCRIPTION OF PROPERTY                             17
Office Space                                                17
Computer Equipment                                          17

ITEM 4: SECURITY OF CERTAIN BENEFICIAL OWNERS
        AND MANAGEMENT                                      17

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
        AND CONTROL PERSONS                                 18

Directors and Executive Officers                            18
Chad Lee                                                    19
Ms. Marlene C. Schluter                                     19
Harvey H. Cohen                                             19
Significant Employees                                       20
Family Relationships                                        20
Involvement in Legal Proceedings                            20

ITEM 6: EXECUTIVE COMPENSATION                              20

ITEM 7: CERTAIN RELATIONSHIPS AND TRANSACTIONS              20

ITEM 8: DESCRIPTION OF SECURITIES                           21
Voting Rights                                               21
Dividend Rights                                             21
Preemptive Rights                                           21
Charter and Bylaw Provisions Concerning Changes
  in Control                                                21
Transfer Agent                                              21

PART II

ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS         22
Market Information                                          22
Principal Market                                            22
High and Low Bid Information                                22
Holders                                                     22
Dividends                                                   23

ITEM 2: LEGAL PROCEEDINGS                                   23

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS       23

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES             23

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS           25


PART F/S                                                    26

PART III

ITEM 1: INDEX TO EXHIBITS

SIGNATURES

FORWARD LOOKING STATEMENTS

     Online Innovation Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized.
Potential risks and uncertainties include, but are not limited to, the risks described in filings with the Securities and Exchange Commission. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend", "could," "estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements. These forward-looking statements are made as of the date of this Registration Statement and the Registrant assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

PART I

ITEM 1.     DESCRIPTION OF BUSINESS

Business Development

     Online Innovation, Inc. (the "Company") is a website development company. The Company is currently developing a group of webpages designed to facilitate social interaction between single adults, with an emphasis on entertainment and matchmaking. The Company intends to develop a group of webpages through which internet users will be able to interact socially in a variety of contexts. The various webpages will facilitate the development of "virtual communities" in which members interact socially and form bonds through the use of the internet. The Company's main website, located on the worldwide web at www.virtuallydating.com, will provide entertainment for and facilitate matchmaking between single adults. This site will act as a gateway to the various webpages developed by the Company, all of which will be designed to facilitate social interaction in a variety of settings and contexts. The target market will be single North Americans over the age of 18 and the primary focus will be on entertainment and matchmaking between single adults.

     The Company was incorporated on May 7, 1997 pursuant to the General Corporation Law of the State of Delaware, U.S.A. under the name Micro Millennium Inc. On September 30, 1997 the Company acquired a 60% interest in 4 mineral properties located in the state of Sinaloa, Mexico. The Company changed its name from Micro Millennium, Inc., to Sinaloa Gold Corp. on October 16, 1997 and operated as a mineral exploration and development company until March of 1999. Between September of 1997 and March of 1999 the Company's primary business focus was attempting to finance the exploration and development of its mineral properties.

     Depressed metal prices and lack of investor interest in resource stocks during this period made financing difficult. As a result, the Company chose to abandon its interest in its mineral properties and to acquire and develop its current website development business. Pursuant to an agreement dated April 2,

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1999, the Company acquired from Online Innovation, a non-reporting private unincorporated entity, a 100% interest in all of its proprietary and intellectual property associated with its business plan and concepts and its worldwide web site domain name, www.virtuallydating.com. As consideration for the acquisition of the assets of Online Innovation, the Company issued 400,000 common shares at a deemed value of $0.50 per share to Mr. Darin Wong, the sole proprietor of Online Innovation. The Company changed its name from Sinaloa Gold Corp. to Online Innovation, Inc. on April 8, 1999, after acquiring the assets of Online Innovation as described above. Since the acquisition the Company has continued to develop the property and concepts acquired from Online Innovation. In addition, it has been forging partnerships and strategic alliances in the internet industry and seeking financing to further its development goals. The website www.virtuallydating.com is currently under construction and operates on a test basis only. Once the site is fully functioning the Company hopes to generate revenue through the sale of memberships to users via the internet, through the sale of banner advertising on the website, and through the sale of merchandise.

Business of the Company

Principal Products and Services

     The Company's principal product/service will be a website on the worldwide web (www.virtuallydating.com) which internet users will be able to utilize to engage in various forms of social interaction with other users. The focus will be on entertainment and matchmaking for single adults. The website will be multi-faceted and will allow users to interact socially in a number of different forums, described in greater detail below. The main webpage, located at www.virtuallydating.com, will provide links to the other pages which comprise the site. These pages will contain the various interactive/entertainment functions and services offered by the Company. In order to utilize the website, internet users will be required to become members. A membership fee will be charged. Once an individual pays the required membership fee, he or she will be able to utilize the various webpages created by the Company to interact with
other members.   Applying highly developed technology to create virtual
communities, virtuallydating.com will be the first website of its kind to combine traditional on-line matchmaking features with interactive entertainment concepts to emulate real world experiences and social environments.

     The website will offer several innovative ways for members to meet, interact, and have fun through its many features, while always maintaining privacy and discretion. While the intention may be for members to find a love connection or friendship, the site is being developed with entertainment as its primary focus. The interactive entertainment features of the site may also lead to or enhance a friendship or romantic liaison.

Member WebPages

     Members of the site will complete a survey in which they will compile information such as gender, height, geographic location, lifestyle choices, interests, hopes, dreams and desires. This information will provide a personal profile for each member. Once the survey has been completed, the information will be incorporated into a personal webpage for the member. The member will design the look and feel of his/her personal webpage by selecting from a number of different graphic options and features designed by the Company. Members will also have the option of personalizing their webpage further by including their

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photograph.  The personal webpage will then be posted in a member webpage viewing gallery. All information from the member profiles will be placed in a searchable database which other members will to able to utilize to find suitable companions.

AutoMatch  Function

     An AutoMatch option will be available which will allow members to match automatically with other members who have similar interests. This option will allow members to create a personal "short list" of member webpages to view and will serve as an alternative to completing a more time-consuming survey of each member in the viewing gallery.

Searching Member Webpages

     In addition to the AutoMatch function, a search engine will be provided which will enable members to search the database for a suitable companion. Members engaging in such a search will be required to identify the key qualities
they are seeking in a companion.   Utilizing the criteria set out by the member,
the search engine will search the database and the member will be provided with other member profiles which meet his/her criteria.

Internal Messaging Service

     Each member will be provided with an internal messaging service which is operated through the website. Home and office e-mail addresses are not utilized so that privacy is maintained. Once a member has selected the profile of a person they wish to contact, the member will be able to send a personal electronic message to that member as a first means of direct communication.
When the recipient member logs onto the site, they will be instantly informed that they have received mail. The recipient can then easily retrieve the message and respond at their discretion.

Chat Rooms

     Chat rooms are sites where large numbers of members interact through instant messaging. All members participating in a chat room discussion can read messages that are sent to other participants in the room. Chat rooms provide "chatters" with the opportunity to discuss common interests and themes. Chat rooms also provide an alternative to the member webpage gallery as a means of meeting other members. For those members who are shy, and for whom connecting for the first time through internal messaging is too direct, the chat rooms will provide the opportunity to get to know members first, before escalating the communication to a one-on-one basis.

     The Company will provide three different sets of chat rooms organized around three different themes. Each chat room will emulate a natural setting in which people tend to meet, and will be graphically enhanced to actually look and feel like the themed environment.

Friendship/Companionship Chat Rooms

     The Friendship/Companionship set of chat rooms will be designed to attract members who are looking to meet others who have the same interests and are not looking for romantic involvement. There will be four themed chat rooms available to these types of members.

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Page 4

Romance & Love Chat Rooms

     The Romance & Love set of chat rooms will be designed to attract members who are serious about finding a love match and embarking on an experience of romance. Four themed chat rooms will emulate the environments where singles most often look for love.

The Red Light District

     In these chat rooms members will be able discuss more personal issues that are sexual in nature. The Company does not wish to encourage sexual discussion and activity through its facilities, but believes that it will be impossible to prevent this type of activity from occurring. The Company hopes that by providing a separate set of chat rooms for sexual discussions to occur, it will help prevent this type of interaction from occurring in the Friendship/Companionship and Romance & Love chat rooms.

Private Rooms

     If a members connect with someone special in a chat room, they will be provided with the option of forming a private room where the two can send instant messages and interact one-on-one. The room will be completely private. Only the two members involved will be able to read the other's messages and participate in the conversation.

The Dressing Room

     The Dressing Room allows members to design their own "avatar", a personalized caricature which will represent the member throughout the site. Members will enter the Dressing Room and have a selection of graphic representations of body parts and other accessories with which to create their own caricature. By utilizing drag and drop technology, members are easily guided through the creation of their avatar, choosing from a library of components (eyes, hair, body type, accessories, etc.). The avatar will represent the member in all interactive sections of the Virtually Dating site. In chat rooms, multi-player games, or on the member's personal webpage, the avatar serves to introduce members to other members and provide another way in which members can express themselves.

Multi Player Avatar Based Games

     The website will contain an interactive zone in which members will be able to congregate to play games with one another. Proposed games include trivia, multi player card games and carnival games. Each player/member participating in these games will be represented by their avatar.

Send a Gift

     This service will combine online dating with online shopping. Once a member has found that special someone, he or she will be able to send a gift to that person. Gifts will range from greeting cards or "virtual" bouquets of flowers which are sent electronically, to merchandise which is mailed to the recipient. Members will be able to view a select inventory of Private Collection gifts with the click of a mouse and purchase the gift directly, without having to leave the site, or provide another organization with their credit card number. The Company will complete the recipient mailing information so that privacy of the member's location will be maintained. The sender will never know the address of the recipient, and vice versa. All gifts in the Private Collection will be tasteful and in the spirit of romance so that

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Page 5

intended recipients need not fear receiving something offensive in the mail.

     In the first phase of implementation, animated greeting cards and virtual gifts will be available. Members will be required to complete an information form and then send a card from the VirtuallyDating Gallery of animated cards (10 animated cards to start with, future plans to increase the Gallery's inventory). Phase 2, which the Company intends to implement within the first year of site launch, will involve the purchase and delivery of merchandise.

Dear Bridgette

     The website will offer members third party love advice, relationship advice or dating advice through the use of a "Dear Abby" persona known as Bridgette. Bridgette's one on one advice will only be available to members.

Horoscopes

     The Company has negotiated an agreement with KnowledgeWeb, Inc. ("KnowledgeWeb"), pursuant to which the horoscope content of KnowledgeWeb's website will be made available to the Company's members. KnowledgeWeb provides an online horoscope service through its website located at www.Astrology.net. The Company entered into an Affiliate Agreement with KnowledgeWeb on November 8,
1999.    Pursuant to the terms of the Affiliate Agreement, the Company is permitted to provide its members with access to content provided on the Astrology.net website. Access will be provided by direct links from the
Company's website to the Astrology.net website.   Astrology.net provides some
horoscope content to its users free of charge (e.g. daily horoscopes) and charges users for other content (e.g. personalized charts). The Company will be paid commissions by KnowledgeWeb on purchases of content/services provided by Astrology.net made by persons who are linked to the Astrology.net website directly from the Company's website (10% for aggregate purchases of up to $1,000 in any given month and 20% for aggregate purchases exceeding $1,000 per month).

Dating Safety Tips

     Dating safety tips and advice for using the VirtuallyDating site will be available to all members. This advice will include online dating and off-line dating safety tips for members.

Banner Advertising

In addition to membership fees and online shopping, the Company intends to generate revenue through the sale of banner advertising. Banner advertisements are advertisements which appear on banners on the perimeter of a computer user's screen while viewing a website. Once traffic on the Company's website reach 1,000,000 page views per month, the website will be marketable to major corporations for banner advertising. A page view is the number of times each page throughout the site has been viewed by multiple users.

The Company intends to target corporations whose business will enhance the general spirit of the website so that members will not feel that they are being blatantly advertised to. General floating banner spots will be made available to all prospective advertisers throughout the website's pages, but will not be available in the themed chat rooms. Banner advertisements in the themed chat

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rooms will be sold exclusively to corporations that sell products that are related to the theme of and will directly enhance the atmosphere in the chat room. For example, the Company intends to create a chat room with a "coffee house" theme. The Company intends to reserve banner advertisements in the "coffee house" chat room for corporations that sell coffee related products. Banner advertising on the website will be sold for $12 per unit (1 unit = 1,000 impressions).

Distribution Method

     The Company's primary means of distribution for its products and services will be the internet. The Company's primary product is the information and interactive functions which will be contained on the website. The information will be accessible to internet users who are members. Merchandise which will be available through the "Send a Gift" service, once that service is functioning, will be distributed through the mail.

Competition

     The Company competes with numerous entities which provide matchmaking/dating services to the public in a variety of manners. The Company has identified four sources of competition: traditional "offline" dating agencies, personal advertisements, telepersonals and other online dating services.

Traditional  Dating  Agencies

     The Company competes with traditional "offline" dating agencies which provide matchmaking services to single adults. These are typically local services which serve defined and limited geographic areas. These services typically charge clients a fee for their service and do not facilitate interaction beyond introducing their clients to one another. By virtue of delivering its services via the internet, the Company will be able to reach a market which is international in scope. Marketing efforts will focus primarily on Canada and the U.S., but the company will be in a position to deliver its services anywhere in the world. This represents a significant advantage for the
Company relative to traditional local dating agencies.   In addition, the
Company will offer a range of services and forums which will facilitate interaction between single people prior to their actually meeting in person. This type of service has traditionally not been provided by traditional dating agencies. Finally, the Company's internet based service allows delivery of the service directly to an individual's home. This allows members to interact socially from the comfort of their own home, until such time as they wish to interact with other members in a more direct fashion. The primary competitive disadvantage for the Company relative to "offline" dating services, is the Company's reliance on the internet to deliver its services, which limits the Company's market to personal computer users with internet access. Traditional dating services have no such market restriction. Nonetheless, for the reasons discussed above, the Company believes that its use of the internet as a means of service/product delivery is also the Company's primary competitive advantage over traditional dating services. In addition, the Company expects the use of the internet to increase dramatically in the coming years, significantly offsetting any advantage "offline" dating agencies may have in this regard.

Personal Ads

     Single adults seeking companionship or romance often place personal
advertisements in newspapers and other periodical publications.   The Company
thus competes with newspapers and other periodicals for a portion of  the market

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share.  Periodicals are subject to the same geographic restrictions with respect to the market that offline dating agencies are subject to. They can be costly and do not have an interactive component as the Company's internet based service
does.   Without an interactive component, participants are forced to communicate directly, either via telephone or in person, perhaps more quickly than they would like. As discussed above, the Company's internet based service allows members to interact from the comfort and security of their homes prior to
arranging person to person contact with a prospective companion.   Personal
advertisements also have the advantage of being accessible to individuals
without computers and internet access.   As discussed above, however, the
Company believes the use of the internet will increase dramatically in the coming years, thereby offsetting a significant portion of the advantage of offline services in this regard.

Telepersonals

     Telepersonal services enable users to record personal advertisements which can then be accessed by other individuals over the telephone. Fees are often based on time spent using the service. Telepersonals advertisements have some of the same drawbacks relative to the Company's internet based service that the other services described above have. They do not facilitate any social interaction prior to a person to person or telephone meeting with a prospective companion.

Online Dating Services

     There are other websites which provide services similar to those that are provided by the Company. The table below provides a summary of the most successful direct competition.


                    VirtuallyDating.     Match.com       American       One & Only   Jewish Quality
                          com(1)                         Singles         Network        Singles
                    ================================================================================
Cost to post         $9.95 /month      $14.95 /month     free             free         $125.00 /
                                                                                       6 months

Cost to respond      free with          free with        free                          free with
                     membership         membership       $14.95/mo.                    membership

Methods of           Internal           Internal         mail,fax,phone  Internal      Internal
communication        messaging          messeging       ($10 on contact) messaging     messaging

Ad prescreening         yes                yes             yes              yes           yes

Anonymous Answering     yes                yes             no               no         your choice

Religious Affiliation   no                 no              no               no            yes
                                                                                        Jewish

Gift Shop (own)(1)      yes(1)             no              no               no             no

On-site chat(1)         yes(1)            yes             yes              no             no
                      themed
                     environments

Create your own
 caricature(1)          yes(1)             no              no               no             no

Avatar based
 multi-player
 games(1)               yes(1)             no              no               no             no

Sonofied Surfing(1)     yes(1)             no              no               no             no

Flash enhanced
 greeting cards(1)      yes(1)             no              no               no             no

Online advice           yes                yes             no               no             no

Extras                 photos,            photos,        photos            photos,        photos
                       voice ads          members                          voice
                                          magazine

Horoscopes              yes                yes             no               no             no

Estimated paying
 subscribers           new service        120,000        200,000           100,000        60,000

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(1)    Indicates a unique service offered by VirtuallyDating.

Assessment of Competition

     The Company's primary competition will most likely be from other online dating services. The Company's management is of the view that online matchmaking/entertainment services are superior to services provided by offline competitors and that the major barrier to their success relative to offline competitors is current lack of access to the internet by a large segment of the
population.   Management is of the view that once internet access becomes more widespread, online matchmaking services should displace offline competition.
The interactive component of the online service, particularly the potential to foster extensive interaction prior to person to person meetings, should make use of online services more appealing than offline services to single adults seeking companionship. There is no guarantee, however, that access to and use of the internet will increase. Even if access to and use of the internet do increase, there is no guarantee that online services will displace offline competitors or that the Company will capture a substantial portion of the online market.

     The Company's products and services are in the development stage only. The Company's primary website and related webpages are currently functioning on a test basis only. Established competitors have an advantage over the Company in that they have already captured a share of the market and thus have an
established market presence.   Achieving critical mass with respect to market
share is critical for a business of the nature of the Company's. The Company's service will only be useful to consumers once a certain level of membership is attained. Competitors who already have an established market share will,
therefore, be in a better competitive position than the Company.   The Company
hopes to offset any such competitive advantages by offering products and services which are superior in quality to and more appealing than those of their competitors and by launching an effective marketing campaign.

     The Company's primary objectives in the immediate future are to complete the development of its products/services and to market them and attain a broadly based diverse membership. To do so will require capital. The Company relies on equity financing to acquire capital for marketing and product development.
There is no guarantee that financing sufficient to enable the Company to meet its objectives will be available in the future. The Company will thus be at a competitive disadvantage relative to more established competitors with greater access to capital. Established competitors with cash flow from revenues may be in a better position to capture a share of the available market.

Intellectual Property Rights

     The Company relies on copyrights, trademarks, trade secret laws and contractual restrictions to establish and protect its proprietary rights in its services and products. The Company does not at this time have any patented

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Page 9

technology which would prevent competitors from entering into its market. The Company's management believes that the steps taken by the Company to protect its intellectual property are consistent with industry standards for online businesses. The Company also relies on third party software licenses.

     To date, the Company has received no notification that its services or products infringe the proprietary rights of third parties. Third parties could, however, make such claims of infringement in the future. Any future claims that do occur may have a material adverse effect on the Company and its business. Refer to "Risk Factors" herein.

Government Regulation

     As at the date of filing there are few laws and regulations that apply specifically to access to or commerce on the internet. Due to the increasing popularity of use of the internet, however, it is possible that laws and regulations with respect to the internet may be adopted at federal, state and even local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Such future regulations may end up having a material adverse affect on the Company and its business. Refer to "Risk Factors" herein.

Employees and Consultants

     The Company has no full or part time employees.   The Company retains
consultants to provide it with services related to the administration, management and development of the Company. The Company pays $2,500 per month to MCS Management Ltd., a private company wholly owned by Marlene Schluter, director, secretary and treasurer of the Company, for management and administrative services provided by MCS Management Ltd. The Company pays $2,500 per month to Netgain Management Solutions Inc., a private company wholly owned by Chad Lee, director and president of the Company, for management and administrative services provided by Netgain Management Solutions Inc. The Company pays $2,500 per month to 535424 B.C. Ltd. for marketing services provided by 535424 B.C. Ltd.

     Services related to the design, development and maintenance of the Company's website are provided by Stratford Internet Technologies Inc. ("Stratford"). Stratford is retained by the Company pursuant to the terms of a consulting agreement between Stratford and the Company dated July 30, 1999. Pursuant to the terms of this agreement, Stratford provides services related to the development, design and maintenance of the Company's internet based products and services. Stratford has been retained to design, develop and maintain the following items:

     Database Architecture - (software comprising the member
      registration/tracking database system)
     Credit card transaction/authorization system for processing memberships and maintaining accounts
     Interactive "build your own website/profile/avatar" system
     Interactive chat  rooms
     Interactive multi-player games
     Audio-technology to provide background music for the website

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     Direct live video chat connection for members with webcamera technology on their personal computers
     Animated greeting cards and virtual gifts
     Personal messaging system
     Dear Bridgette Advice system
     Daily horoscope service through links with third party service provider Dating safety tip webpage
     Survey systems for surveying members on a variety of issues

     Stratford will undertake all of the computer programming and other technical development work related to the production of these various functions/services. Stratford will not act as the Company's webserver or provide the Company with webhosting services. A webserver is a computer server which houses the technical data and components comprising a webpage or website and related functional components. Webhosting companies typically provide internet companies and other entities with access to a server which functions 24 hours a day and is connected to the internet through a service provider who provides access to telephone cables or other means of electronically disseminating information. The Company does not currently have any agreements in place with any webhosting companies or internet service providers.

     Pursuant to the agreement with Stratford, the Company will pay Stratford $400,000 and issue Stratford 300,000 shares of its common stock in exchange for the services to be provided by Stratford. The Company paid Stratford a deposit of $275,000 upon execution of the agreement. The balance will be paid upon completion of a financing by the Company. The shares are to be issued after Stratford has performed all of its obligations under the agreement. The shares will bear restrictive legends pursuant to Rule 144 and will not be transferable for one year from the date they are issued.

Risk Factors

     Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Registration Statement concerning the Registrant and its business, before making any investment in the Registrant's securities.

Success of Business

     The Company may not be successful in its effort to further its business. Even if the Company were to successfully meet the goals it has set for itself the aforesaid goals may not be achieved within the respective time-frames set for them herein. The limited extent of the Company's assets and the Company's stage of development as well as the Company's limited operating history make it subject to the risks associated with start-up companies.

Management

     The Company's present management structure, although adequate for the early stage of its operations, will likely have to be significantly augmented as operations commence and expand. The ability of the Company to recruit and retain capable and effective individuals is unknown, although there are many such people within the industry worldwide. The loss of the services of its current officers, or the inability of the Company to attract, motivate and retain highly qualified executive personnel in the future, could, if and when the Company commences commercial operations, have a material adverse effect upon the Company's operations.

Competition

     The Company intends to enter into markets which are relatively new and are, therefore, difficult to predict in terms of the level of demand for the Company's product and services. In addition, such markets are or likely will be, subject to intense competition from both private and public businesses nationally and/or around the world, many of whom have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace.
There can be no assurance that the Company will be able to successfully compete.

Financial Assumptions

     The Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example, product yields or prices deviate from the levels assumed in the internal forecasted statements, then the Company's projected revenue and profits will be adversely affected. Similarly, should the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would likewise be adverse. In the final analysis, any return to an investor in the Company will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances provided of their success with respect thereto. There can be no assurances whatsoever as to the future financial performance of the Company. Projections are based upon current information and certain extrinsic factors, some of which are beyond the control of the Company, and/or subject to various assumptions, such as the Company's ability to obtain additional financing and its ability to implement its plan.

Absence of Operating History

     The Company was incorporated on May 7, 1997 but, as discussed, has yet to commence operations in the internet/e-commerce business as it was previously in the mining resource industry. To date, the Company has attempted to raise capital to fund the implementation of its initial goals. The Company has no revenues from operations, has yet to produce a profit and has no significant assets. Failure to achieve projected rates of market penetration could significantly affect the Company's pattern of revenues and expense, and accordingly future cash flow. Therefore, the Company's stockholders should be prepared to bear the economic risk of losing their entire investment.

Public Market

     There is not now, and there may never be, a public market of any kind for the securities issued by the Company. There is no assurance that the price of the Company's common stock in any market which may develop will be greater than the offering price. As a result of these factors, holders of the Company's common stock may not be able to liquidate their investment.

Penny Stock

     The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

Ability To Raise Additional Capital

     The Company may not be able to raise additional funds for expansion and/or growth. If such funds are not available, investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company.
The book value of their shares will not be diluted, however, provided additional shares are sold at a price greater than that paid by any of them. Management of the Company currently does not anticipate that subsequent Offerings will dilute the book value of its common stock. In the event the Company has not achieved certain milestones, or consummated further financings, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity.

Potential Conflicts Of Interest

     There are various interrelationships between the officers and directors of the Company which may create conflicts of interest that might be detrimental to
the Company.   The Company's directors and officers will deal with any such conflicts of interest, should they arise, in accordance with applicable corporate law principles.

No Foreseeable Dividends

     The Company does not anticipate paying dividends on its common stock in the foreseeable future but plans to retain earnings, if any, for the operation, growth and expansion of its business.

Permits and Licenses

     The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

Intellectual Property

     The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights from use by its competitors. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

Currency Fluctuation

     The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

Current Technology

     The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible. The Company's line of business may, therefore, be easily entered by would-be competitors

Internet

     Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium is subject to a high level of uncertainty. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to, (i) market acceptance of the Internet as a medium for consumers,
(ii) the Company's ability to create and deliver internet content in order to attract users to its websites to purchase its product and/or services, and to attract advertisers to its websites, (iii) there can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues, (iv) intense competition from other providers of related content over the Internet, (v) delays or errors in the Company's ability to effect electronic commerce transactions, (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner
(vii) technical difficulties, system downtime or Internet brownouts, (viii) the Company's ability to attract customers at a steady rate and maintain customer satisfaction, (ix) seasonality of the industry, (x) seasonality of advertising sales, (xi) Company promotions and sales programs, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the level of returns experienced by the Company; and (xiv) general economic conditions and economic conditions specific to the Internet, on-line commerce industry.

Risk Associated With The Year 2000

     Year 2000 related computer failure was expected by many to be widespread upon the arrival of January 1, 2000. Computer failures were expected as a result of the fact that numerous older computer programs were written using two digits rather than four to define the applicable year. It was believed that date-sensitive software in these programs would recognize a date using "00" as the year 1900 rather than the year 2000. It was believed that this would result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Computer problems related to the arrival of the year 2000 appear to have been extremely limited, although some did occur and some may still occur.

     Management believes that the Company does not have a material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis throughout its development stage to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) might be vulnerable to Year 2000 related computer failure. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 computer failures on a timely basis. In particular, most of the purchases from the Company's Internet website will be made with credit cards and the Company's operations may be materially adversely affected to the extent its customers are unable to use their credit cards due to Year 2000 computer failures that are not rectified by their credit card providers.

Telecommunication

     The Company's services are dependent on the use of the Internet and telephone connections. Any interruptions, delays or capacity problems experienced on the Internet or with the telephone connection could adversely effect the ability of the Company to provide its services. The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects. The Company's business is highly dependent on its computer and telecommunications systems for the operation and quality of its services. The temporary or permanent loss of all or a portion of either system, or significant replacement delays, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Registration Statement, potential investors should keep in mind other possible risks that could be important.

ITEM 2.     PLAN OF OPERATION

General

     The Company's business will be conducted almost exclusively through its website, www.virtuallydating.com. The website is currently operational on a test basis only. Management expects that the website will be fully operational by the end of February, 2000. The Company is currently devoting most of its time and energy to the development of the website. This involves supervising the website development consultants retained by the Company, providing creative input, ensuring that the website is operational within the time currently scheduled and ensuring that the components function in a manner and at a level acceptable to the Company's management.

     The Company has also begun to focus on marketing activities. Membership drives and other marketing activities will be the primary component of the
Company's activities once the website is fully functioning.   It is anticipated
that marketing expenses will be the Company's most significant expenses in the 12 months after the launch of the website.

Development of the Internet and E-Commerce

     Use of the Internet  has expanded rapidly in recent years and is expected
to expand even more rapidly in the years ahead.   Use of the Internet by
businesses has increased dramatically, and a similar increase in use by individuals for personal (i.e. non-business) reasons is also occurring. Acceptance of the Internet as a medium for conducting commercial transactions is also increasing dramatically, with more and more individuals making purchases or paying bills over the internet. As a result, the Company believes that the market for the Company's services is also currently expanding rapidly. Management will focus its efforts on capturing a share of this expanding market over the course of the next 12 months.

Marketing  Strategies

     Management believes that marketing will be the key to the Company's success in the short term and in the long term. As a result, management intends to focus much of its energies in the 12 month period following launch of the website on marketing activities. The Company intends to advertise online, through print media and possibly, depending on the resources available, through television, radio and billboards. The goal is to capture, at a minimum, 50,000 subscribing members within the 12 months following the launch of the website. The target market for the Company's service is single adults, aged 18-49, with basic computer skills and access to the internet. The Company intends to focus on the North American market in the short term and consider other markets at a later date.

Online Advertising

     Online advertising can take a number of different forms. Banner advertising is the most common form. Banner advertisements are small banners which appear on the perimeter of another Company's website and provide information about the advertising company. Generally, a link to the advertising company's website will be provided. The Company intends to place banner advertisements on those websites which management believes will enable the Company to most effectively reach its target market.

     Affiliations with other websites also provide an avenue for marketing for internet companies. Companies with similar markets can form various types of strategic alliances to promote one another's products and services. The key component is usually a link to the affiliate company's website. By forging strategic partnerships with key industry players, the Company hopes to be able to increase traffic on its website. One such arrangement has already been
negotiated by the Company.   By agreement dated November 30, 1999, the Company
agreed to act as a sponsor of Student Advantage Inc. ("Student Advantage") a Company which provides various resources to college students in the US. This sponsorship agreement runs from January 1, 2000 to March 31, 2000. At a total cost of $12,800, the Company will receive online marketing support from Student Advantage. Support will be in the form of banner advertisements and in the form of inclusion in the Student Advantage February membership e-mail sent to 50,000 Student Advantage members. The Company will be permitted to provide Student Advantage members with an e-mail message containing a link to the Company's website.

     Another form of online advertising being considered by the Company involves sponsoring e-mails or newsletters sent by other internet companies. Through payment of a sponsorship fee, the Company would be shown as the sponsor of a particular e-mail or newsletter sent by an entity to its members. By selecting an entity with a large membership, the Company can reach large target markets.
A message identifying the sponsor and a link to the sponsor's website are provided.

     Management intends to explore the various forms of online advertising available and to focus its initial energy on this sector because of the relatively low cost and the ability to reach its target market (i.e. personal computer users) effectively. It will, however, assess other marketing tools and utilize those which it feels will enable it to reach its target market in the most efficient and cost effective manner.

Print Media, T.V., Radio and Billboards

     While management is of the view that online advertising will initially be the most cost-effective marketing tool, it also believes that other, more traditional methods of marketing will be effective and must be developed to the fullest extent possible. It envisions placing advertisements in the personals sections of major newspapers and in high circulation magazines with general readership to brand the VirtuallyDating name and to expose the Company to a wider audience. Determination as to whether these types of advertisements will be placed will depend on funds available after the launch of the website. In addition, advertisements on television, radio and on billboards will be considered and utilized if the Company has the capital available to purchase advertising space/time from these sources.

Cash Requirements

The Company currently has sufficient working capital to meet its operating requirements for a period of 6 months. Management will be seeking to arrange additional equity financing for the Company in the upcoming months. Any additional funds raised will likely be utilized for marketing, website development and maintenance and for general and administrative expenses. The quantity of funds to be raised and the terms of any equity financing to be undertaken will be negotiated by the Company's management as opportunities to raise funds arise. Specific plans related to marketing and any additional website development which may occur after the completion of the work to be performed by Stratford (refer to the section entitled "Employees and Consultants") will be devised once financing has been completed and management knows what funds will be available for these purposes.


Additional Website Development

     Once the website is launched, the Company intends to continue to develop new features which will make the website more attractive to prospective members. Proposed features may include the development of live video chat functions for members whose personal computers have the capacity to perform video conferencing/interaction. In addition, the Company intends to create a webpage entitled "Hey Bartender" which would provide recipes for alcoholic cocktails. Members would be invited to post their own favorite recipes on the page. Another section entitled "Postcards Form Stanley" may be created. This section would feature travel reviews of destinations geared towards singles.

ITEM 3.     DESCRIPTION OF PROPERTY

Office Space

     Pursuant to a Lease Agreement between the Company, 570679 B.C. Ltd. and Marlene Schluter dated November 1, 1999, the Company pays a total of $1,987.50 (Canadian) per month for office space. The lease is for a two-year term and
commenced on November 1, 1999.  The lease expires on October 31, 2001.   The
Company rents a total of 1,152 feet of office space pursuant to the lease agreement. Rent payments are made to 570679 B.C. Ltd. Marlene Schluter is party to the Lease Agreement as a guarantor only and receives no direct or indirect material benefit from the Lease Agreement.

Computer Equipment

     The Company currently leases the following computer equipment at a cost of $133.67 per month (including applicable taxes):

-     Campus Pentium Celeron 366MMX Processors (2)
-     17" Flat Screen SVGA  Color Monitors (2)
-     Hewlett Packard Scanjet  4200C  Printer (1)
-     60 Watt Power Amplified Speakers (2)

     The Company also owns the following processors, which will act as the servers for the data comprising the Company's website:
-     3 Compaq Proliant 1600R Pentium 3 - 500 Megahertz Servers
-     Sun E450 Server
-     Sun Netra T-1 (Front End) Server

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's issued and outstanding common stock as of January 25, 2000 by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock; (ii) named directors and executive officers; and (iii) all directors and executive officers of the Company as a group:


Name and address of beneficial     Amount and nature of    Percent of class (1)
    owner                            beneficial owner
-------------------------------------------------------------------------------

Chad D. Lee                              5,500,000 (2)           41.8%
(President, Chief Financial
Officer and Director)
61-12411 Jack Bell Drive
Richmond, British Columbia
Canada


Marlene C. Schluter                      2,500,000 (2)           19.0%
(Secretary, Treasurer and Director)
2233 Lillooet Street
Vancouver, British Columbia
Canada


Harvey H. Cohen                                  0 (2)            0.0%
(Vice President and Director)
8278 Tugboat Place
Vancouver, British Columbia
Canada

Directors and Officers as a Group
(3 persons)                              8,000,000               60.8%
--------------------------------------------------------------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                  AND CONTROL PERSONS

Directors and Executive Officers

     The following table sets forth, as of the date of this registration statement, the name, age, and position of the officers and directors of the Company and the date of appointment of such officer or director:


Name                         Age               Position (1)

Chad D. Lee (2)              31          Director,  President and CEO

Marlene Schluter (3)         36          Director, Secretary and Treasurer

Harvey H. Cohen (4)          75          Director and Vice President


(1) Pursuant to the Company's Bylaws, all directors serve until such time as their successor has been elected, until they resign or until they are removed by majority vote at a meeting of the Company's shareholders. Officers are elected by the Company's directors and serve until such time as their successor is appointed, until they resign or until they are removed by the directors. None of the Company's directors and officers hold positions with other reporting companies.

(2) Marlene Schluter was appointed as Secretary and Treasurer of the Company on October 27, 1999.

(3) Chad Lee was appointed as President of the Company on April 15, 1998. Prior to being appointed as President, Mr. Lee acted as Vice-President of the Company from October 24, 1997 until he was appointed as President.

(4) Harvey H. Cohen was appointed as Vice-President of the Company on April 15, 1998.

Chad D. Lee

     Mr. Lee, the founder of what is now Online Innovation Inc., is a graduate of the University of British Columbia where he focused his studies on the field of Urban Land Economics. He has used his skills in strategic management, financial analysis and planning, contract negotiation, and business planning to develop new companies and to assist established companies with operations. Mr. Lee is also the Principal of CL Communications Group where he has developed and implemented multi-media marketing strategies for several publicly traded companies. Mr. Lee brings to the Company expertise in strategic management, demonstrating strong leadership in visioning, corporate strategy development and deployment with a clear focus on achieving results. Utilizing his expertise in strategic visioning, he has diversified the company's focus to the communications and hi-tech Internet sectors with the acquisition and further development of the Company's technology assets.

     From March, 1991 to February, 1995 Mr. Lee was employed by Summit Motors, a motor vehicle dealership located in Vancouver, British Columbia. Mr. Lee was responsible for warranty claims, invoicing, sales, business development and quality assurance. From February, 1995 to September, 1996, Mr. Lee was employed by Ensign Pacific Lease Ltd., a motor vehicle leasing company also based in Vancouver, British Columbia. He was responsible for invoicing, budgets, credit, revenue forecasts, business development, customer satisfaction and quality assurance. From October, 1996 to the present, Mr. Lee has been the president
and director of C.L. Communications Group.   Mr. Lee has been a director of the
Company since October, 1997 and has acted as its president since April, 1998.

Ms. Marlene C. Schluter

     Ms. Schluter is a graduate of Simon Fraser University with a Bachelor of Education (B Ed.). She was employed by the public school system at the elementary and secondary school levels, specializing in Business and Math. In addition, she was also an active member in the school counseling programs. Ms. Schluter has furthered her professional career by attending courses in the Master of Business Administration Program at the University of British Columbia concentrating in the areas of International Trade and Finance. With this education, she went on to work in the Financial Industry with Yorkton Securities where she completed the Canadian Securities Course (CSC) and Series 63 and 67 for qualification in the United States. Ms. Schluter acted as a Broker's
Assistant and as a Broker with Yorkton Securities Inc.   She was employed by
Yorkton Securities Inc. from April, 1991 to December, 1996. From February, 1997 to July, 1997, Ms. Schluter acted as executive assistant and performed investor relations services for CKD Ventures Ltd., a Vancouver, British Columbia based mineral exploration company. She has acted as director, corporate secretary and treasurer of the Company since October of 1997.

Harvey H. Cohen

     Mr. Cohen graduated from the University of British Columbia with a
Bachelor's degree in Physical Sciences / Mining Engineering.   He has been a
registered member of the Association of Professional Engineers and Geoscientists of British Columbia since 1954 and is also a lifetime member of the Canadian Institute of Mining, Metallurgy and Petroleum. During the course of his career
he has acted for numerous publicly traded companies in the mining sector.    Mr.
Cohen has been semi-retired for approximately ten years and was involved with the Company at the outset to provide advice on matters related to its mineral properties.

Significant Employees

     The Company has no employees. All services are performed by consultants. Refer to the section headed "Employees and Consultants" under "Business of the Company" above.

Family Relationships

     There are no family relationships among the Company's directors or officers.

Involvement in Legal Proceedings

     During the past five years, no director or officer of the Company has been:
(a) a general partner or executive officer of a business against which a bankruptcy petition was filed; (b) convicted in a criminal proceeding or is currently subject to a pending criminal proceeding; (c) subject to any order, judgement or decree of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending him/her from, or otherwise limiting his/her involvement in, any type of business, securities or banking activities; or (d) found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.     EXECUTIVE COMPENSATION

     The following table provides a summary of the compensation paid to the Company's Chief Executive Officer for the year ended June 30, 1999. No officers of the Company received in excess of $100,000 in annual salary and bonus. The Company's Chief Executive Officer has received no compensation other than salary.

     Summary Compensation Table
-----------------------------------------------------------------------------
                                                                   Annual
Name and Principal Position           Year Ended                Compensation
                                                                   Salary
-----------------------------------------------------------------------------
Chad Lee, President & Director       June 30, 1999              $30,000 (1)
-----------------------------------------------------------------------------

(1) The cash compensation shown was paid to Mr. Lee pursuant to management agreements between the Company and a company wholly owned by Mr. Lee.

     As of the date of this registration statement, the Company has not paid any bonuses or granted any stock awards, options or stock appreciation rights to any officer, director or employee. The Company has no arrangements for the compensation of directors and officers for their services as directors and officers

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a management agreement made effective as of November 1, 1997, the Company pays $2,500 per month to MCS Management Ltd., a company wholly owned by Ms. Marlene C. Schluter, director, secretary and treasurer of the Company, for management services provided to the Company by MCS Management Ltd.

     Pursuant to a management agreement made effective as of July 1, 1999, the Company pays $2,500 per month to Netgain Management Solutions Inc., a company wholly owned by Mr. Chad D. Lee, president and director of the Company, for management services provided to the Company by Netgain Management Solutions Inc.

     The Company has not been a party to any other transactions during the past two years, and is not currently a party to any other transaction, in which any directors, officers or holders of greater than five percent of the Company's securities, or any immediate family members of any of the foregoing, have any direct or indirect material interest.

ITEM 8.     DESCRIPTION OF SECURITIES

     The Company is authorized to issue 75,000,000 shares of common stock at a par value $.001 per share. All outstanding shares of common stock are fully paid and non-assessable.

Voting Rights

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors

Dividend Rights

     Holders of record of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefore.

Preemptive Rights

     Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Charter and Bylaw Provisions Concerning Changes in Control

     There is no provision in the Company's by-laws or other incorporating documents that would delay, defer or prevent a change in control of the Company.

Transfer Agent

     The transfer agent for the Company is Signature Stock Transfer, at 14675 Midway Road, Suite #221, Dallas, Texas.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

Principal Market

     The Company's common shares are principally traded on the over the counter market, with quotations posted on the Over-the-Counter Bulletin Board under the ticker symbol ONIN. Prior to May 5, 1999, the common shares of the Company traded under the ticker symbol SLOG, reflecting the previous name of the Company, Sinaloa Gold Corp. On May 5, 1999, the Company began trading under the ticker symbol ONIN.

High and Low Bid Information

     The common shares of the Company began trading on February 24, 1998 under
the ticker symbol SLOG on the OTC-BB.   The following table sets out high and
low sale prices for the Company's common shares for each quarter starting on the date the Company's common shares began trading on the OTC-BB:

     Quarter Ended               High          Low
     -------------               ----          ---
     March 31, 1998              1.10          0.90
     June 30, 1998               1.20          0.44
     September 30, 1998          0.75          0.34
     December 31, 1998           0.62          0.12
     March 31, 1999              0.56          0.18
     June 30, 1999               3.31          0.21
     September 30, 1999          5.56          2.37
     December 31, 1999           6.50          4.50
     -------------------         ----          ----

     Quote data is obtained from Canada Stockwatch. Quotations posted on the OTC-BB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

     As at January 25, 2000, there were approximately 61 stockholders of record holding 13,155,000 common shares of the Company.

Dividends

     The Company has not declared any cash dividends on its common shares for the last 2 fiscal years or any subsequent interim period. The Company does not intend to pay cash dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS

     There are no legal proceedings reportable pursuant to this section. As of the date of this Registration Statement, the Company has not been served with notice of any legal proceedings and does not contemplate undertaking any legal proceedings.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Inapplicable.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

     On May 8, 1997 the Company issued 500,000 shares of its common stock at a price of $0.001 per share for aggregate cash proceeds of $500. The shares were issued to CK Dragon Trust. The trustee of CK Dragon Trust is Charlene Kalk who was the Company's incorporator and was its sole director and officer at the time the shares were issued. None of the beneficiaries of the trust are directors or officers of the Company. The shares were issued in reliance on the exemption from registration contained in sections 4(2) and 3(b) of the Securities Act of 1933 (the "Securities Act") and on Rule 504 of Regulation D promulgated thereunder.

     On September 30, 1997, the Company issued 8,500,000 shares of its common stock at a deemed price of $0.00353 per share (aggregate value $30,000). The shares were issued to CL Communications Group, an unincorporated entity wholly owned by Chad D. Lee, president and director of the Issuer. The shares were issued as consideration for the assignment of all of the interest then held by CL Communications Group in 4 mineral properties located in the state of Sinaloa, Mexico. The shares were issued in reliance on the exemption from registration contained in sections 4(2) and 3(b) of the Securities Act and on Rule 504 of Regulation D promulgated thereunder.

     On October 23, 1997 the Company completed a private sale of 1,500,000 shares of its common stock at a price of $0.01 per share for aggregate cash proceeds of $15,000. Shares were sold to 3 purchasers, each purchaser subscribing for 500,000 shares. The offering was made without registration under the Securities Act in reliance on the exemption from registration contained in sections 4(2) and 3(b) of the Securities Act and on Rule 504 of Regulation D promulgated thereunder.

     On April 2, 1999 the Company issued 400,000 shares of its common stock at a deemed price of $0.50 per share (aggregate value $200,000). The shares were issued to Mr. Darin Wong as consideration for the transfer of the assets of Online Innovation to the Company. Online Innovation was a private unincorporated entity owned by Mr. Wong. Its primary assets were the intellectual property and business concepts which now form the core of the Company's assets, including the domain name www.virtuallydating.com. The shares were issued in reliance on the exemption from registration contained in sections

4(2) and 3(b) of the Securities Act and on Rule 504 of Regulation D promulgated thereunder.

     On April 6, 1999, the Company completed a sale of 205,000 shares of its common stock at a price of $0.50 per share for aggregate cash proceeds of
$102,500.  Shares were sold to 3 purchasers.   The offering was made without
registration under the Securities Act in reliance on the exemption from registration contained in sections 4(2) and 3(b) of the Securities Act and on Rule 504 of Regulation D promulgated thereunder.

     On April 15, 1999, the Company completed a sale of 1,600,000 units at a price of $0.50 per unit for aggregate cash proceeds of $800,000. Each unit consisted of one share of the Company's common stock and one share purchase warrant. Each share purchase warrant is for a term of 2 years and entitles the holder to purchase an additional share of the Company's common stock at a price of $0.50 until April 15, 2000 or at a price of $0.60 any time after April 15,
2000 but before April 15, 2001.  Units were sold to 11 purchasers.   The
offering was made without registration under the Securities Act in reliance on the exemption from registration contained in sections 4(2) and 3(b) of the Securities Act and on Rule 506 of Regulation D promulgated thereunder. As at January 25, 2000, a total of 450,000 shares had been issued by the Company pursuant to the exercise of share purchase warrants issued in conjunction with the unit offering.

As of January 25, 2000, 11,105,000 shares of the Company's common stock were issued and sold pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and 1,600,000 units, each consisting of one share of the Company's common stock and one warrant to purchase a Share of the Company's common stock were issued and sold pursuant to Rule 506 of Regulation D promulgated under the Securities Act. The securities issued by the Company pursuant to Rule 504 were all issued in connection with an offering which was completed prior to the April 7, 1999 effectiveness of an amendment to Rule 504, which altered the requirements for the resale of unrestricted securities pursuant to such Rule. Consequently, they are not "restricted securities" as such term is defined in Rule 144. Conversely, the securities issued by the Company pursuant to Rule 506 are deemed to be restricted under Rule 144. Accordingly, with the exception of shares owned by "affiliates" (as such term is defined in Rule 144) of the Company, all of the Company's shares of common stock issued pursuant to Rule 504, may be resold in brokerage transactions without restriction, while the shares of common stock issued pursuant to Rule 506 are restricted from resale as indicated below.

Shares owned by affiliates or issued pursuant to Rule 506, which are restricted securities, are so restricted for at least an initial period of one year from the purchase thereof. Following this one-year period, shares issued pursuant to Rule 506 and shares owned by affiliates may then be sold in brokerage transactions, subject to certain requirements of Rule 144, including the volume limitation requirements, which provide that such persons would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock, or (ii) the average weekly reported trading volume on all national securities exchanges, the NASDAQ National Market, and the OTC Bulletin Board during the four calendar weeks preceding such sale. Any "free trading" and unrestricted shares which may be owned by affiliates of the issuer are likewise subject to the foregoing limitation on resale without regard to when they were acquired or how long they have been held. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the General Corporation Law of the State of Delaware, the Company is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Company or served any other enterprise as a director, officer or employee at the request of the Company. Such persons may be indemnified against expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding. In order to qualify for such indemnification, the person must have acted in good faith and in a manner he/she believed to be in (or not opposed to) the best
interests of the Company.   With respect to a criminal proceeding, the person
must have had no reasonable cause to believe his/her action was unlawful.

     Determination as to whether a person who qualifies for indemnification in accordance with the criteria set out above will in fact be indemnified by the Company shall be made on a case by case basis by a majority vote of a quorum of the Company's board of directors, excluding directors who were not parties to
the action, suit or proceeding in question.   If no such quorum is attainable,
the determination may be made by independent legal counsel or by the Company's stockholders.

PART F/S:     INDEX TO FINANCIAL STATEMENTS

1.     Financial Statements for the 6-month period ended December 31, 1999.

2.     Audited Financial Statements for the year ended June 30, 1999.

3.     Audited Financial Statements for the year ended June 30, 1998.

PART III

ITEM 1.     INDEX TO EXHIBITS

Exhibit
Number                  Description
--------                -----------

2.1 Certificate of Incorporation dated May 7, 1997; Certificate of Amendment dated October 16, 1997; and Certificate of Amendment dated April 8, 1999.

2.2              Bylaws of Micro Millennium, Inc.

6.1              Material Contracts:

Sponsorship Agreement between Student Advantage, Inc. and the Company, dated November 30, 1999.

Custom Affiliate Agreement between KnowledgeWeb, Inc. and the Company, dated November 8, 1999.

Lease Agreement between 570679 B.C. Ltd. as Lessor and the Company as Lessee, dated November 1, 1999.

Agreement between Netgain Management Solutions Inc. and the Company, dated July 1, 1999, for management and administrative services provided by Netgain Management Solutions Inc.

Agreement between 535424 B.C. Ltd., the Company, dated April 1, 1999, for professional media buying/marketing services provided by 535424 B.C. Ltd.

Agreement between Stratford Internet Technologies, Inc. and the Company dated July 30, 1999, for services related to the development, design and maintenance of the Company's internet based products and services.

Purchase Agreement between Sinaloa Gold Corp. and the Online Innovation, dated April 2, 1999.

Consulting Agreement between Fortune Capital Management (USA) Inc. and the Company, dated March 31, 1999.

Option Agreement between Fordee Management Company and the Company, dated February 2, 1999.

Agreement between MCS Management Ltd. and the Company, dated November 1,
1998, for management and administrative services provided by MCS Management Ltd.

27.1     Financial Data Schedule

SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 1, 2000                            ONLINE INNOVATION, INC.
                                                      (Registrant)


                                                   By:     /s/ Chad Lee
                                                         --------------
                                                 Chad D. Lee, President

                                            MOEN AND COMPANY
                                          CHARTERED ACCOUNTANTS

PO Box 10129
1400 IBM Tower                                     Telephone:     (604)662-8899
701 West Georgia Street                            Fax:           (604)662-8809
Vancouver, BC  V7Y 1C6

-------------------------------------------------------------------------------


                       INDEPENDENT ACCOUNTANT'S REPORT
                       -------------------------------



To the Directors and Shareholders of
Online Innovation, Inc. (A Delaware Corporation)
(formerly Sinaloa Gold Corp.)
(A Development Stage Company)

We have reviewed the accompanying Balance Sheets of Online Innovation, Inc. (A Delaware Corporation) (formerly Sinaloa Gold Corp.) (A Development Stage Company) as of December 31, 1999, and the Statements of Loss and Deficit, Cash Flows and Stockholders' Equity for the six month period then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



                                                          /s/Moen and Company

                                                          Chartered Accountants

Vancouver, British Columbia, Canada
January 10, 2000

                               ONLINE INNOVATION, INC.
                            (formerly Sinaloa Gold Corp.)
                               (A Delaware Corporation)
                            (A Development Stage Company)
                                    Balance Sheet
                                  December 31, 1999
                                   (In U.S. Dollars)
                                      (Unaudited)


                                        ASSETS

Current Assets
  Cash                                                             $    312,831
  Prepaid expense                                                         1,371
                                                                        -------
                                                                        314,202
Fixed assets
  Computer equipment, at net depreciated cost (Note 5)                   58,960
                                                                        -------
                                                                   $    373,162
                                                                        =======

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable and accrued                                     $      2,500
  Agreement payable - Stratford Internet Technologies (Note 6(b))       125,000
                                                                        -------
                                                                        127,500
                                                                        -------
Stockholders' Equity
  Capital Stock (Note 3)
   Authorized:
    75,000,000 common shares at $0.001 par value
   Capital stock subscribed and unissued (Note 16)                      225,000
   Issued and outstanding - 12,705,000 common shares                     12,705
   Paid in capital in excess of par value of stock                    1,135,295
  Deficit accumulated during development stage (note 1)              (1,127,338)
                                                                     ----------
                                                                        245,662
                                                                      ---------
                                                                   $    373,162
                                                                      =========
Approved on Behalf of the Board

     /s/Chad D. Lee                   , Director
     ---------------------
     /s/Marlene C. Schluter           , Director
     ----------------------


            See Accompanying Notes and Independent Accountant's Report

                             ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                            (A Delaware Corporation)
                          (A Development Stage Company)
                          Statement of Loss and Deficit
                        Six Months Ended December 31, 1999
                                (In U.S. Dollars)
                                  (Unaudited)
                (No Comparative Figures Are Available - Note 2(d))




Administration Costs
   Depreciation                                                      $    4,816
   Filing and transfer agent fees                                         3,598
   Management and consulting fees                                        96,000
   Office expenses, net                                                  23,438
   Professional fees                                                      7,503
   Promotion, investor relations, and investor communications            25,708
   Computer technology and website costs                                407,202
   Website marketing/Banner advertising costs                             9,032
   Travel expenses                                                        4,314
                                                                        -------
Net loss for the period                                                 581,611

Deficit, Beginning of period                                            545,727
                                                                        -------
Deficit, End of period                                              $ 1,127,338
                                                                       ========
Net Loss per Share, Basic and Diluted                               $     (0.05)
                                                                       ========




                See Accompanying Notes and Independent Accountant's Report

                               ONLINE INNOVATION, INC.
                            (formerly Sinaloa Gold Corp.)
                              (A Delaware Corporation)
                            (A Development Stage Company)
                               Statement of Cash Flows
                          Six Months Ended December 31, 1999
                                  (In U.S. Dollars)
                                    (Unaudited)
                 (No Comparative Figures Are Available - Note 2(d))



Cash Provided by (Used for)
Operating Activities
   Net loss for the year                                            $  (581,611)
   Item not requiring use of cash:
     Depreciation                                                         4,816
   Changes in non-cash working capital items
     Prepaid expense (increase)                                          (1,371)
     Accounts payable and accrued (decrease)                            (21,608)
     Agreement payable                                                  125,000
                                                                        -------
                                                                       (474,774)
                                                                      ---------
Investing Activities
   Fixed assets purchased                                               (63,342)
                                                                        -------
Financing Activities
   Capital stock subscribed, shares unissued                            225,000
   Loans from related parties (repaid)                                  (31,689)

                                                                        193,311
                                                                        -------
(Decrease) in Cash during the period                                   (344,805)

Cash, Beginning of period                                               657,636
                                                                       --------
Cash, End of period                                                  $  312,831
                                                                       ========



               See Accompanying Notes and Independent Accountant's Report

                                         ONLINE INNOVATION, INC.
                                      (formerly Sinaloa Gold Corp.)
                                         (A Delaware Corporation)
                                      (A Development Stage Company)
                                    Statement of Stockholders' Equity
                                    Six Months Ended December 31, 1999
                                            (in U.S. Dollars)
                                               (Unaudited)
===============================================================================

                                                 Price     Number of          Additional     Total      Retained         Total
                                                  Per       Common     par      Paid-in     Capital     Earnings     Stockholders'
                                                 Share      Shares    Value     Capital      Stock     (Deficit)        Equity
                                               ----------------------------------------------------------------------------------
  Net loss for eleven month period
   ended June 30, 1998                                                                                      $(114,175)   $(114,175)
  Issued for cash                              $0.01000    1,500,000  $ 1,500      13,500     $   15,000                    15,000
  Issued for cash                              $0.00100      500,000      500                        500                       500
  Issued for property deposit                  $0.00353    8,500,000    8,500      21,500         30,000                    30,000
                                                        --------------------------------------------------------------------------
                                                          10,500,000   10,500      35,000         45,500     (114,175)     (68,675)
  Shares subscribed and fully paid
  but unissued (issued 2/16/99)                $0.50000       85,000       85      42,415         42,500                    42,500
                                                          -----------------------------------------------------------------------
Balance, June 30, 1998                                    10,585,000   10,585      77,415         88,000     (114,175)     (26,175)
  Net loss for year ended June 30, 1999                                                                      (431,552)    (431,552)
  2/16/99 issued for cash                      $0.50000       20,000       20       9,980         10,000                    10,000
  4/20/99 issued for cash                      $0.50000      100,000      100      49,900         50,000                    50,000
  6/2/99 issued for private
   business (note 7)                           $0.50000      400,000      400     199,600        200,000                   200,000
  6/22/99 issued for cash
   (note 14)                                   $0.50000    1,600,000    1,600     798,400        800,000                   800,000
                                                         -------------------------------------------------------------------------
Balance, June 30, 1999                                    12,705,000   12,705   1,135,295      1,148,000     (545,727)     602,273
  Net loss for six months
   ended December 31, 1999                                                                                   (581,611)    (581,611)
  Shares subscribed and fully paid
    but unissued                               $0.50000      450,000      450     224,550        225,000                   225,000
                                                           -----------------------------------------------------------------------
Balance, December 31, 1999                                13,155,000 $ 13,155  $1,359,845     $1,373,000  $(1,127,338)    $245,662
                                                          ========================================================================





           See Accompanying Notes and Independent Accountant's Report

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)

Note 1.   BUSINESS OPERATIONS

         a) The Company was incorporated on May 7, 1997 under the Company Act of the State of Delaware, U.S.A. and commenced business on August 1, 1997. The Company changed it's name from Micro Millennium, Inc. to Sinaloa Gold Corp. on October 16, 1997 and subsequently changed it's name from Sinaloa Gold Corp. to Online Innovation, Inc. on April 8, 1999.

         b) The Company is in its development stage in the internet/e-commerce industry and was previously in the mining resource industry and has not generated any revenues from its planned operations. The deficit to December 31, 1999 has been accumulated during the development stage.

Note 2.   SIGNIFICANT ACCOUNTING POLICIES

         a)  Administration Costs

             Administration costs are written off to operations during the current period.

         b)  Translation of Foreign Currency

             The accounts of the Company are translated into U.S. dollars on the Following basis:

             -current assets and liabilities at the rate of exchange in effect at the balance sheet date
             -deferred exploration and administration costs at the average rate in effect during the period
             -non-current assets and liabilities at rates prevailing when the transaction occurred

         c)  Comparative Figures

             These unaudited interim financial statements are the first interim financial statements prepared by the Company and accordingly there are no comparative figures available for the six month period ended December 31, 1998.

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)

Note 3.   CAPITAL STOCK

         a)  Authorized: 75,000,000 common shares at $0.001 par value.
         b)  Common shares issued and outstanding are as follows:

                                                        Shares           $
                                                     ------------  -----------
             Balance, June 30, 1998                   10,500,000  $    45,000
                                                    ------------  -----------
             Issued during the period:
               for cash                                1,805,000      902,500
               for private business                      400,000      200,000
                                                    ------------  -----------
             Balance, June 30, 1999                   12,705,000    1,102,500
                                                    ============  ===========
             Balance, December 31, 1999
               (No shares were issued for six
               months ended December 31, 1999         12,705,000    1,148,000
         c)  Capital stock subscribed and unissued
                on exercise of warrants as at
                December 31, 1999                        450,000  $   225,000
                                                    ============  ===========
         d)  Warrants outstanding
             There are 1,150,000 common share purchase warrants outstanding as at December 31, 1999 to be exercised at $0.50 per common share to April 14, 2000 and thereafter at $0.60 per share to April 14, 2001, after exercise of 450,000 warrants to December 31, 1999 (see (c), above and Note 16).

Note 4.   RELATED PARTY TRANSACTIONS:

         e) Management fees in the total amount of $30,000 are recorded for the six months ended December 31, 1999, at $2,500 per month each for Ms. Marlene Schluter, Director and Officer of the Company and Mr. Chad Lee, Director and Officer of the Company, or consulting companies owned by them.
         b) Ms. Marlene Schluter and Mr. Chad Lee were reimbursed for travel and office costs paid on behalf of the Company, of $5,630.96 and $3,238.52, respectively, during the six months ended December 31, 1999

Note 5   FIXED ASSETS - COMPUTER EQUIPMENT

        The Company depreciates its computer equipment using the declining-balance basis at the rate of 30% per annum.

        The cost and accumulated depreciation at December 31, 1999 are as follows:

                   Cost                          $     63,853
                   Accumulated depreciation            (4,893)
                                                       ------
                   Net depreciated cost          $     58,960
                                                       ======

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)

Note 6.   COMPUTER TECHNOLOGY AND WEBSITE COSTS

         a)  Acquisition From Online Innovation

             The Company by resolution dated April 2, 1999 acquired from Online Innovation, a non-reporting private Canadian unincorporated entity, 100% interest in all of its proprietary and intellectual property associated with its business plan and concepts and its world wide web site domain name: www.virtuallydating.com.

             Consideration for this purchase is the issuance of 400,000 common shares of the Company at a price of $0.50 per share. These shares were issued on June 2, 1999 and the amount of $200,000 has been included as an expense of operations for the year ended June 30, 1999.

         b)  Agreement with Stratford Internet Technologies.

             By agreement dated July 30, 1999 between the Company and Stratford Internet Technologies ("Stratford"), Stratford has been engaged to create, maintain, upgrade and supply artwork, computer files, and coding for a website at www.virtuallydating.com for the amount of
                                     -----------------------
             $400,000 US and 300,000 common shares of the Company.  The payment schedule is as follows:

              i) a deposit of $275,000 US upon delivery of the contract. This amount has been paid,
             ii) the balance of $125,000 US which is due upon the Company raising secondary financing. The Company has received $225,000 US to December 31, 1999 on the exercise of 450,000 share purchase warrants. The obligation to pay $125,000 US to Stratford is disclosed as a current liability as at December 31, 1999.
            iii) the issuance of 300,000 common shares, restricted under Rule 144, which will bear a one year tradable restriction upon contract delivery. The obligation to issue these shares has not been recorded in these financial statements but is disclosed as a contingent liability in Note 15.

Note 7.   LEASE OBLIGATIONS

         a)  Computer Lease
             On June 1, 1999, the Company entered into a 36 month lease with Leasing Solution (Canada) Inc. for computer equipment to be used by the Company. Lease payments are expensed as they are paid. Lease obligations are as follows:

                        2000                CAD$  1,604
                        2001                CAD$  1,604
                        2002                CAD$  1,337

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)


Note 7.   LEASE OBLIGATIONS (cont'd)

         b)  Lease of Premises
             The Company entered into a lease for offices on April 1, 1998 with 535424 BC Ltd. for three years for monthly rent and costs of CAD$827.63 plus GST. This agreement was terminated on October 31, 1999.

         c)  Lease of Premises
             The Company entered into a lease for offices on November 1, 1999 with 570679 BC Ltd. for three years for monthly rent and costs of CAD$1,987.50.

             The first and the last months rent of CAD$3,975.00 (CAD$1,987.50 X 2) is due at the time of signing. This amount has been paid and CAD$1,987.50 (US$1,371) is recorded as prepaid expense as at December 31, 1999.

Note 8   COMPENSATION/STOCK OPTION/DEFERRED COMPENSATION ARRANGEMENT

         a) The Company does not have a stock option plan or deferred compensation plan as at December 31, 1999.
         b) No liability for potential pension costs has been recorded at December 31, 1999.

Note 9   NET LOSS PER SHARE

         Net loss per common share is computed by dividing net loss by the weighted average of shares outstanding during the period.

Note 10 INCOME TAXES/SOFTWARE COSTS AND WEBSITE DEVELOPMENT COSTS

         a) The Company has losses carried forward to future years of $1,127,338. The potential tax benefit has not been recorded, as an equivalent reserve has been provided due to unlikely application of the loss.
         b) Software costs and website development costs are considered by the Company as incurred during the preliminary project stage and accordingly are expensed as incurred and included in the losses carried forward in (a), above. Internal and external training costs will be expensed as incurred.

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)


Note 11  FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, prepaid expense and deposit, accounts payable and agreement payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.
         The fair value of these financial statements approximates their carrying values.

Note 12  PRIVATE PLACEMENT

         a) By resolution dated April 15, 1999, the directors determined to effect a private placement to total 3.2 million common shares of the Company at a price of $0.50 per share with one share purchase warrant entitling the buyer to purchase one additional common share of the Company at a purchase price of $0.50 per common share at any time prior to the first anniversary of the date of acceptance on April 15, 1999 or at a purchase price of $0.60 per common share at any time after the first anniversary but prior to the second anniversary of the acceptance.

         b) Of the above placement, the Company received subscriptions for 1,600,000 common shares and received $800,000. An Issuance Resolution covering the issuance of these shares was approved by the Company on June 22, 1999. There are 1,150,000 common share purchase warrants outstanding at December 31, 1999.

Note 13  CONSULTING AGREEMENTS

         a)  Fortune Capital Management (USA) Inc.

             By agreement dated March 31, 1999, the Company agreed to retain Fortune Capital Management (USA) Inc. as a consultant to provide corporate finance services and related office administration services to the Company for a consultant fee of $6,000 per month, for a period of one year commencing on the date of this agreement. The term of this agreement may only be extended by the written agreement of the Company and the consultant. The Company may terminate the agreement at its option upon the breach by the consultant of its obligations pursuant to the agreement provided that the Company has given written notice of default to the consultant and the consultant has failed to remedy the default within 30 days of receipt of written notice from the Company.
             The consultant may terminate the agreement at any time upon thirty days written notice to the Company. The agreement may not be assigned by the consultant without the prior written consent of the Company.

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)


Note 13  CONSULTING AGREEMENTS (cont'd)

          b)  The Pinnacle Group

             i)   By agreement dated April 14, 1999, the Company appointed
                  The Pinnacle Group as the company's financial public relations advisor for a period of six months commencing May 1, 1999 for $3,500 per month to develop and execute an investor relations/ financial communications program.
             ii) The Pinnacle Group will also receive a negotiated quantity of performance based stock options. No shares were issued and there is no obligation to issue shares or stock options as this agreement has been terminated.
             iii) This agreement was cancelled in July 1999 and a final payment of $3,500 was paid in August 1999.

         c)  535424 BC Ltd.

             The Company has engaged 535424 BC Ltd. to provide the Company with professional marketing, research and developmental services at a total cost of $2,500 per month plus GST of $175.

Note 14  STOCK OPTIONS

         As at February 2, 1999 the Company granted to Fordee Management Company with stock options to purchase 400,000 common share of the Company at a price of $0.20 per share with the expiry date of October 3, 2002. These options are outstanding as at December 31, 1999.

Note 15  CONTINGENT LIABILITIES

         a)  Liability to issue common shares
             By agreement dated July 30, 1999 as outlined in Note 6(b), above, the Company engaged Stratford Internet Technologies to design and maintain an e-commerce website for the Company. An additional obligation of the Company, in this agreement, is the obligation to issue 300,000 common shares upon completion of the website. As the website had not been completed by December 31, 1999, these shares are not recorded as at that date and no paid up cost or value related thereto has been recorded in these financial statements.

                            ONLINE INNOVATION, INC.
                          (formerly Sinaloa Gold Corp.)
                             (A Delaware Corporation)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999
                                (in U.S. Dollars)
                                   (Unaudited)


Note 15  CONTINGENT LIABILITIES (cont'd)

         b)  Agreement with Student Advantage, Inc.
             By letter agreement dated November 30, 1999 between the Company and Student Advantage, Inc. ("Student Advantage"), studentadvantage.com carrying on business as Student Advantage, Inc., agrees to provide marketing services for virtuallydating as follows:

             i) inclusion in the Student Advantage membership e-mail to be sent to approximately 50,000 Student Advantage members during February 2000, with the exact date to be determined.
                                                        Net cost     $     3,800
             ii) 120 X 90 persistent button throughout the Dating and Relationship Channel with the timing to be from January 1, 2000 to March 31, 2000.
                                                         Net cost          9,000
                                                                    ------------
                                                          Total     $     12,800
                                                                    ============

             No costs have been recorded relating to this agreement to December 31, 1999.

Note 16  SUBSEQUENT EVENT

         Subsequent to December 31, 1999, 450,000 shares were issued at a price of $0.50 per share by the exercise of share purchase warrants to December 31, 1999 (Note 13) netting the Company $225,000. This amount has been received by December 31, 1999 and is recorded in stockholders' equity as capital stock subscribed and unissued. The shares were subsequently issued on January 4, 2000.

                                            MOEN AND COMPANY
                                          CHARTERED ACCOUNTANTS

PO Box 10129
1400 IBM Tower                                     Telephone:     (604)662-8899
701 West Georgia Street                            Fax:           (604)662-8809
Vancouver, BC  V7Y 1C6

-------------------------------------------------------------------------------


                       INDEPENDENT ACCOUNTANT'S REPORT
                       -------------------------------



To the Directors and Shareholders of
Online Innovation, Inc. (A Delaware Corporation)
(formerly Sinaloa Gold Corp.)
(A Development Stage Company)

We have audited the Balance Sheets of Online Innovation, Inc. (A Delaware Corporation) (formerly Sinaloa Gold Corp.) (A Development Stage Company) as at June 30, 1999, and June 30, 1998, and the Statement of Loss and Deficit, Cash Flows and Shareholders' Equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999, and June 30, 1998 and the results of its operations and the Statement of Cash Flows and Shareholders' Equity for the years then ended, in conformity with generally accepted accounting principles.




Vancouver, British Columbia, Canada
September 17, 1999                                         Chartered Accountants

                                ONLINE INNOVATION, INC.
                               (A Delaware Corporation)
                             (formerly Sinaloa Gold Corp.)
                             (A Development Stage Company)
                                     Balance Sheet
                                     June 30, 1999
                                   (In U.S. Dollars)
                                                              1999          1998
                                                              ----          ----
                                        ASSETS

Current Assets
    Cash                                              $   657,636     $   7,933
                                                      -----------     ----------
Investment in Mineral Properties, at cost                   --          900,000
                                                      -----------     ---------
Fixed assets
    Computer equipment, at cost                               511          --
    Less: accumulated depreciation                            (77)         --
                                                      -----------     ----------
                                                              434          --
                                                      -----------     ----------
                                                      $   658,070     $ 917,933
                                                      ============    ==========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Accounts payable and accrued                      $     24,108    $   1,750
    Loans, unsecured, non interest bearing and with
         with no specific terms of repayment                 --          13,000
    Note payable and accrued interest                        --          19,358
    Mineral property agreement payable, current portion
         (Note 2)                                            --         570,000
    Due to related parties (Note 4)                         31,689       40,000
                                                       -----------     ---------
                                                            55,797      644,108
                                                       -----------     ---------
Long term debt
    Mineral property agreement payable -
         long term portion (Note 2)                          --         300,000
                                                       -----------     ---------
Shareholders' Equity
     Capital Stock (Note 3)
          Authorized:
               75,000,000 common shares at $0.001 par value
          Issued and outstanding
               12,705,000 common share ( 1998 -
               10,585,000 shares)                           12,705       10,585
          Paid in capital in excess of par
               value of stock                            1,135,295       77,415
     Deficit accumulated during development stage
          (note 1)                                        (545,727)    (114,175)
                                                       -----------    ----------
                                                           602,273      (26,175)
                                                       -----------    ----------
                                                     $     658,070    $  917,933
                                                       ===========     =========
Approved on Behalf of the Board
     /s/Chad D. Lee                    , Director
     ----------------------------------
     /s/Marlene C. Schluter            , Director
     ----------------------------------

           See Accompanying Notes and Independent Auditors' Report

                               ONLINE INNOVATION, INC.
                              (A Delaware Corporation)
                            (formerly Sinaloa Gold Corp.)
                            (A Development Stage Company)
                            Statement of Loss and Deficit
                               Year Ended June 30, 1999
                                  (In U.S. Dollars)

                                                                  Eleven Month
                                                                  Period Ended
                                                                     June 30,
                                                      1999             1998
                                                      ----             ----

Administration Costs
    Depreciation                                   $     77         $      --
    Filing and transfer agent fees                    3,939               1,251
    Financing costs                                   3,300              19,250
    Interest, bank charges and foreign exchange       1,231                 108
    Management and consulting fees                  110,125              55,400
    Office expenses, net                             14,751              10,270
    Professional fees                                12,616              19,334
    Promotion, investor relations, and investor
      communications                                 10,480               3,450
    Loss on termination of mineral property
      option agreement                               30,000                --
    Computer technology and website costs           220,122                --
    Website marketing/Banner advertising costs       22,759
    Travel expenses                                   2,152               5,112
                                                   --------          -----------
Net loss for the year                               431,552             114,175
Deficit, Beginning of year                          114,175                --
                                                   -------           -----------
Deficit, End of year                               $545,727          $  114,175
                                                   ========           ==========
Net Loss per Share, Basic and Diluted              $  (0.04)         $    (0.01)
                                                   ========           ==========





           See Accompanying Notes and Independent Auditors' Report

                              ONLINE INNOVATION, INC.
                             (A Delaware Corporation)
                           (formerly Sinaloa Gold Corp.)
                             (A Development Stage Company)
                               Statement of Cash Flows
                              Year Ended June 30, 1999
                                 (In U.S. Dollars)

                                                                  Eleven Month
                                                                  Period Ended
                                                                     June 30,
                                                      1999             1998
                                                      ----             ----

Cash Provided by (Used for)
Operating Activities
    Net loss for the year                          $(431,552)       $  (114,175)
    Items not requiring use of cash:
       Common shares issued for computer technology
          and website costs                          200,000               --
       Depreciation                                       77               --
       Loss on termination of mineral property
          option agreement                            30,000               --
    Changes in non-cash working capital items
       Accounts payable and accrued increase          22,358              1,750
       Mineral property agreement payable           (870,000)           870,000
                                                   ---------        ------------
                                                  (1,049,117)           757,575
                                                   ---------        -----------

Investing Activities
    Investment in mineral property                   870,000           (870,000)
    Fixed assets purchased                              (511)              --
                                                   ---------        ------------
                                                     869,489           (870,000)
                                                   ---------        ------------
Financing Activities
    Capital stock issued for cash                    902,500             15,500
    Capital stock subscribed and paid -
        shares unissued                              (42,500)            42,500
    Loans                                            (13,000)            13,000
    Note payable and accrued interest                (19,358)            19,358
    Due to related parties                            (8,311)            40,000
                                                   ---------        ------------
                                                     819,331            130,358
                                                   ---------        ------------
Increase in Cash During the Year                     639,703             17,933
Cash, Beginning of Year                               17,933               --
                                                   ---------        ------------
Cash, End of Year                                  $ 657,636        $    17,933
                                                   =========        ============


        See Accompanying Notes and Independent Auditors' Report

                                         ONLINE INNOVATION, INC.
                                      (formerly Sinaloa Gold Corp.)
                                         (A Delaware Corporation)
                                      (A Development Stage Company)
                                    Statement of Stockholders' Equity
                                    Six Months Ended December 31, 1999
                                            (in U.S. Dollars)
                                               (Unaudited)
===============================================================================

                                                 Price     Number of          Additional     Total      Retained         Total
                                                  Per       Common     par      Paid-in     Capital     Earnings     Stockholders'
                                                 Share      Shares    Value     Capital      Stock     (Deficit)        Equity
                                               ----------------------------------------------------------------------------------
  Net loss for eleven month period
   ended June 30, 1998                                                                                      $(114,175)   $(114,175)
  Issued for cash                              $0.01000    1,500,000  $ 1,500      13,500     $   15,000                    15,000
  Issued for cash                              $0.00100      500,000      500                        500                       500
  Issued for property deposit                  $0.00353    8,500,000    8,500      21,500         30,000                    30,000
                                                        --------------------------------------------------------------------------
                                                          10,500,000   10,500      35,000         45,500     (114,175)     (68,675)
  Shares subscribed and fully paid
  but unissued (issued 2/16/99)                $0.50000       85,000       85      42,415         42,500                    42,500
                                                          -----------------------------------------------------------------------
Balance, June 30, 1998                                    10,585,000   10,585      77,415         88,000     (114,175)     (26,175)
  Net loss for year ended June 30, 1999                                                                      (431,552)    (431,552)
  2/16/99 issued for cash                      $0.50000       20,000       20       9,980         10,000                    10,000
  4/20/99 issued for cash                      $0.50000      100,000      100      49,900         50,000                    50,000
  6/2/99 issued for private
   business (note 7)                           $0.50000      400,000      400     199,600        200,000                   200,000
  6/22/99 issued for cash
   (note 14)                                   $0.50000    1,600,000    1,600     798,400        800,000                   800,000
                                                         -------------------------------------------------------------------------
Balance, June 30, 1999                                    12,705,000   12,705   1,135,295      1,148,000     (545,727)     602,273
                                                         =========================================================================






           See Accompanying Notes and Independent Accountant's Report

                            ONLINE INNOVATION, INC.
                            (A Delaware Corporation)
                          (formerly Sinaloa Gold Corp.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999
                                (in U.S. Dollars)

Note 1.  BUSINESS OPERATIONS

         a) The Company was incorporated on May 7, 1997 under the Company Act of the State of Delaware, U.S.A. and commenced business on August 1, 1997. The Company changed it's name from Micro Millennium, Inc. to Sinaloa Gold Corp. on October 16, 1997 and subsequently changed it's name from Sinaloa Gold Corp. to Online Innovation, Inc. on April 8, 1999.

         b) The Company is in its development stage in the computer industry and was previously in the mining resource industry has not generated any revenues from its planned operations. The deficit to June 30, 1999 has been accumulated during the development stage.

Note 2.  SIGNIFICANT ACCOUNTING POLICIES

         a)  Investment in Mineral Properties

             The Company discontinued its interest in the mining resource industry during the year ended June 30, 1999 and as a result wrote off its investment in mineral properties of $900,000 and its related option payment liabilities of $870,000. The loss on termination of the mineral property option agreement of $30,000 has been written off as a cost of the current fiscal year ended June 30, 1999.

         b)  Administration Costs

             Administration costs are written off to operations during the current year.

         c)  Translation of Foreign Currency

             The accounts of the Company are translated into U.S. dollars on the following basis:
             -current assets and liabilities at the rate of exchange in effect at the balance sheet date
             -deferred exploration and administration costs at the average rate in effect during the year
             -non-current assets and liabilities at rates prevailing when the transaction occurred

         d)  Basis of Presentation

             These financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

                            ONLINE INNOVATION, INC.
                            (A Delaware Corporation)
                          (formerly Sinaloa Gold Corp.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999
                                (in U.S. Dollars)

Note 3.  CAPITAL STOCK

         a)  Authorized:  75,000,000  common  shares  at  $0.001  par  value.
         b)  Common shares issued and outstanding are as follows:

                                                     1999                                   1998
                                          --------------------------             ----------------------------
                                             Shares           $                     Shares              $
                                          ------------  ------------             --------------  ------------
         Balance,
           June 30, 1998                   10,500,000   $     45,500                     --      $       --
         Issued during the year:
           for cash                         1,805,000        902,500                2,000,000          15,500
           for private                        400,000        200,000                     --               --
           for property deposit                   --             --                 8,500,000          30,000
                                           ----------    -----------               ----------    ------------
                                            2,205,000      1,102,500               10,500,000          45,500
                                           ----------    -----------               ----------    ------------
         Balance, June 30, 1999 & 1998     12,705,000   $  1,148,000               10,500,000    $     45,500
                                           ==========   ============
         Shares subscribed but not issued until subsequent year                        85,000          42,500
                                                                                   ----------    ------------
                                                                                   10,585,000    $     88.000
                                                                                   ==========    ============

Note 4.  RELATED PARTY TRANSACTIONS:

         a) Management fees in the total amount of $60,000 (1998 - $40,000) are recorded for the year ended June 30, 1999, at $2,500 per month each for Ms. Marlene Schluter, Director and Officer of the Company and Mr. Chad Lee, Director and Officer of the Company, or consulting companies owned by them.

         b) $31,689 is due to Mr. Chad Lee, Director and Officer of the Company, as at June 30, 1999. This amounts is unsecured, bears no interest and has no specific terms of repayment.

         c) Ms. Marlene Schluter and Mr. Chad Lee were reimbursed for travel and office costs paid on behalf of the Company, of $6,562.25 and $5,420.21, respectively, during the year ended June 30, 1999 (1998 - $4,737.55 and $6,564.19)

Note 5   FIXED ASSETS - COMPUTER EQUIPMENT

         The Company depreciates its computer equipment using the declining-balance basis at the rate of 30% per annum.

         The cost and accumulated depreciation at June 30, 1999 are as follows:

                            Cost                            $     511
                            Accumulated depreciation              (77)
                                                            ---------
                                                            $     434
                                                            =========

                            ONLINE INNOVATION, INC.
                            (A Delaware Corporation)
                          (formerly Sinaloa Gold Corp.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999
                                (in U.S. Dollars)

Note 7.  COMPUTER TECHNOLOGY AND WEBSITE COSTS

         The Company by resolution dated April 2, 1999 acquired from Online Innovation, a non-reporting private Canadian unincorporated entity, 100% interest in all of its proprietary and intellectual property associated with its business plan and concepts and its world wide web site domain name: www.virtuallydating.com.

         Consideration for this purchase is the issuance of 400,000 common shares of the Company at a price of $0.50 per share. These shares were issued on June 2, 1999 and the amount of $200,000 has been written off to operations for the year ended June 30, 1999.

Note 8.  LEASE OBLIGATIONS

         a)  Computer Lease
             On June 1, 1999, the Company entered into a 36 month lease with Leasing Solution (Canada) Inc. for computer equipment to be used by the Company. Lease payments are expensed as they are paid. Lease obligations are as follows:

                        2000            CAD$ 1,604
                        2001            CAD$ 1,604
                        2002            CAD$ 1,337

         b)  Lease of Premises
             The Company entered into a lease of premises on April 1, 1998 with 535424 BC Ltd. for three years for monthly rent and costs of CAD$827.63 plus GST. Obligations relating to this lease are as follows:

                        2000            CAD$ 9,632
                        2001            CAD$ 8,860

Note 9   COMPENSATION/STOCK OPTION/DEFERRED COMPENSATION ARRANGEMENT

         The Company does not have a stock option plan or deferred compensation plan as at June 30, 1999.

Note 10  NET LOSS PER SHARE

         Net loss per common share is computed by dividing net loss by the weighted average of shares outstanding during the year.

                            ONLINE INNOVATION, INC.
                            (A Delaware Corporation)
                          (formerly Sinaloa Gold Corp.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999
                                (in U.S. Dollars)

Note 11  INCOME TAXES

         The Company has losses carried forward to future years of $558,727. The potential tax benefit has not been recorded, as an equivalent reserve has been provided due to unlikely application of the loss.

Note 12  FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, accounts payable and accrued, loan payable and due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.
         The fair value of these financial statements approximated their carrying values.

Note 13  YEAR 2000

         The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations.

         It is not possible to be certain that all aspects of the Year 2000 issue affecting the Corporation, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved. However, the Company is presently attending to resolve any potential Y2K problems.

Note 14  PRIVATE PLACEMENT

         a) By resolution dated April 15, 1999, the directors determined to effect a private placement to total 3.2 million common shares of the Company at a price of $0.50 per share with one share purchase warrant entitling the buyer to purchase one additional common share of the Company at a purchase price of $0.50 per common share at any time prior to the first anniversary of the date of acceptance on April 15, 1999 or at a purchase price of $0.60 per common share at any time after the first anniversary but prior to the second anniversary of the acceptance.

         b) Of the above placement, the Company received subscriptions for 1,600,000 common shares and received $800,000. An Issuance Resolution covering the issuance of these shares was approved by the Company on June 22, 1999. There are 1,600,000 common share purchase warrants outstanding on June 30, 1999, relating to the issuance of these common shares.

Note 15  CONSULTING AGREEMENTS

         a)  Fortune Capital Management (USA) Inc.

             By agreement dated March 31, 1999, the Company agreed to retain Fortune Capital Management (USA) Inc. as a consultant to provide corporate finance services and related office administration services to the Company for a consultant fee of $6,000 per month, for a period of one year commencing on the date of this agreement. The term of this agreement may only be extended by the written agreement of the Company and the consultant. The Company may terminate the agreement at its option upon the breach by the consultant of its obligations pursuant to the agreement provided that the Company has given written notice of default to the consultant and the consultant has failed to remedy the default within 30 days of receipt of written notice from the Company. The consultant may terminate the agreement at any time upon thirty days written notice to the Company. The agreement may not be assigned by the consultant without the prior written consent of the Company.

         b)  The Pinnacle Group

             i) By agreement dated April 14, 1999, the Company appointed The Pinnacle Group as the company's financial public relations advisor for a period of six months commencing May 1, 1999 for $3,500 per month to develop and execute an investor relations /financial communications program.
             ii) The Pinnacle Group will also receive a negotiated quantity of performance based stock options.
             iii) The agreement may be cancelled by either party for any reason upon 30 days written notice.

         c)  535424 BC Ltd.

             The Company has engaged 535424 BC Ltd. to provide the Company with professional marketing, research and developmental services at a total cost of $2,500 per month plus GST of $175.

Note 16  STOCK OPTIONS

         a) As at February 2, 1999 the Company granted to Fordee Management Company with stock options to purchase 400,000 common share of the Company at a price of $0.20 per share with the expiry date of October 3, 2002. These options are outstanding as at June 30, 1999.

                            ONLINE INNOVATION, INC.
                            (A Delaware Corporation)
                          (formerly Sinaloa Gold Corp.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999
                                (in U.S. Dollars)


         b) Performance based shares may become part of an agreement with the Pinnacle Group (see note 15(b)(ii), above).

                                            MOEN AND COMPANY
                                          CHARTERED ACCOUNTANTS

PO Box 10129
1400 IBM Tower                                     Telephone:     (604)662-8899
701 West Georgia Street                            Fax:           (604)662-8809
Vancouver, BC  V7Y 1C6

-------------------------------------------------------------------------------


                       INDEPENDENT ACCOUNTANT'S REPORT
                       -------------------------------



To the Directors and Shareholders of
Online Innovation, Inc. (A Delaware Corporation)
(formerly Sinaloa Gold Corp.)
(A Development Stage Company)

We have audited the Balance Sheet of Sinaloa Gold Corp. (formerly Micro Millenium, Inc.) (A Development Stage Company) as at June 30, 1998, and the Statement of Loss and Deficit, Cash Flows and Shareholders' Equity with figures accumulated during the development stage from the date of commencement of business on August 1, 1997 to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and the results of its operations and the Statement of Cash Flows and Shareholders' Equity accumulated for the development stage from the date of commencement of business on August 1, 1997 to June 30, 1998 in accordance with generally accepted accounting principles.




Vancouver, British Columbia, Canada
July 28, 1998                                         Chartered Accountants

                              SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1998
                                (in U.S. Dollars)

                                      Assets

Current Assets
  Cash                                                             $     17,933

Investment in Mineral Properties, at cost (Note 2 & 3)                  900,000
                                                                        -------
                                                                   $    917,933
                                                                   ============


                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable and accrued                                     $      1,750
  Loans, unsecured, non interest bearing and with no specific
     terms of repayment                                                  13,000
  Note payable and accrued interest (Note 7)                             19,358
  Mineral property agreement payable current portion (Note 3)           570,000
  Due to related parties (Note 5)                                        40,000
                                                                   ------------
                                                                        644,108
                                                                   ------------

Long term debt
  Mineral property agreement payable - long term portion                300,000
                                                                   ------------
Stockholders' Equity
  Capital Stock (Note 4)
   Authorized:
    75,000,000 common shares at $0.001 par value
   Issued and subscribed
  - 10,585,000 common shares                                             88,000
  Deficit (Note 1)                                                     (114,175)
                                                                   -------------
                                                                        (26,175)
                                                                   -------------
                                                                   $    917,933
                                                                   =============
Approved on Behalf of the Board

     /s/Chad D. Lee                    , Director
     ----------------------
     /s/Marlene C. Schluter            , Director
     ----------------------


            See Accompanying Notes and Independent Accountant's Report

                              SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Statement of Loss and Deficit
                      Eleven Month Period Ended June 30, 1998
                                (in U.S. Dollars)




Administration Costs
   Filing and Transfer agent fees                                    $    1,251
   Financing costs                                                       19,250
   Interest expense                                                         108
   Management and consulting fees                                        55,400
   Office expenses, net                                                  10,270
   Professional fees                                                     19,334
   Promotion, investor communications                                     3,450
   Travel expenses                                                        5,112
                                                                    -----------
Loss for the period                                                     114,175

Deficit, Beginning of period                                               --
                                                                    -----------
Deficit, End of period                                              $   114,175
                                                                    ===========
Loss per Share                                                      $     0.011
                                                                    ===========



                 See Accompanying Notes and Independent Accountant's Report

                              SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                             Statement of Cash Flows
                      Eleven Month Period Ended June 30, 1998
                                (in U.S. Dollars)



Cash Provided by (Used for)
Operating Activities
   Loss for the year                                                $  (114,175)
   Changes in non-cash working capital items
     Accounts payable and accrued increase                                1,750
     Mineral property agreement payable                                 870,000
                                                                      ----------
                                                                        757,575
                                                                      ----------
Investing Activities
   Investment in mineral property                                      (870,000)
                                                                      ----------
Financing Activities
   Capital stock issued for cash                                         15,500
   Capital stock subscribed and paid - shares unissued                   42,500
   Loans                                                                 13,000
   Note payable and accrued interest                                     19,358
   Due to related parties                                                40,000
                                                                      ----------
                                                                        130,358
                                                                      ----------
Increase in Cash During the Period                                       17,933
Cash, Beginning of the Period                                              --
                                                                      ----------
Cash, End of Period                                                  $   17,933
                                                                     ==========



               See Accompanying Notes and Independent Accountant's Report

                                SINALOA GOLD CORP.
                            (A Delaware Corporation)
                        (formerly Micro Millenium, Inc.)
                         (A Development Stage Company)
                        Statement of Shareholders' Equity
            From Date of Commencement of Business on August 1, 1997
                                 to June 30, 1998
                                (in U.S. Dollars)
===============================================================================

                                                               Capital Stock Issued
                                   Price     Number of                         for         Total     Retained         Total
                                    Per       Common      for       for      Services     Capital    Earnings     Shareholders'
                                   Share      Shares      Cash   Properties  and Debt      Stock     (Deficit)        Equity
                                 ----------------------------------------------------------------------------------------------
Loss for the period                                                                                  $(114,175)     $(114,175)

Issued for cash                  $0.01000    1,500,000  $15,000                           $15,000                      15,000

Issued for cash                  $0.00100      500,000      500                               500                         500

Issued for property              $0.00353    8,500,000              30,000                 30,000                      30,000
                                 ----------------------------------------------------------------------------------------------
                                            10,500,000   15,500     30,000                 45,500     (114,175)       (68,675)
Shares subscribed and fully paid
   but unissued                                 85,000   42,500                            42,500                      42,500
                                           ------------------------------------------------------------------------------------
Balance, June 30, 1998                      10,585,000  $58,000    $30,000                $88,000    $(114,175)      $(26,175)
                                           ====================================================================================

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)

Note 1.  BUSINESS OPERATIONS

         a) The Company was incorporated on May 7, 1997 under the Company Act of the State of Delaware, U.S.A. and commenced business on August 1, 1997. The Company changed it's name from Micro Millennium, Inc. to Sinaloa Gold Corp. on October 16, 1997.

         b) The Company is in its development stage in the resource industry and has not generated any revenues from its planned operations. The deficit to June 30, 1998 has been accumulated during the development stage.

Note 2.  SIGNIFICANT ACCOUNTING POLICIES

         a) Mineral Property Acquisition Costs and Deferred Exploration Expenditures

             i) Mineral property acquisition costs are capitalized. Exploration costs and mine development costs to be incurred, including those to be incurred in advance of commercial production and those incurred to expand capacity of proposed mines, are to be capitalized. Mine development costs to be incurred to maintain production will be expensed as incurred. Depletion and amortization expense related to capitalized mineral properties, exploration costs and mine development costs will be computed using the units-of-production method based on proved and probable reserves.

             ii) US GAAP requires that whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, the entity shall estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the discounted future cash flows is less than the carrying amount of the asset, an impairment loss (difference between the carrying amount and fair value) should be recognized as a component of income from continuing operations before income taxes.

             iii) Where properties are disposed of, the sales proceeds are, firstly, applied as a recovery of deferred exploration expenditures, secondly, as a recovery of mineral property acquisition costs, and thirdly, as a gain or loss recorded in current operations.

         b)  Mineral Resource Assets

             As the Company is in its formative stages it does not have an estimate of proved or of proved and probable mineral resource on hand at the end of the current fiscal period.

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)


Note 2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         c)  Values

             The amounts for mineral properties and deferred expenses represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

         d)  Administration Costs

             Administration costs are written off to operations during the period.

         e)  Translation of Foreign Currency

             The accounts of the Company are translated into U.S. dollars on the following basis:

             -current assets and liabilities at the rate of exchange in effect at the balance sheet date
             -deferred exploration and administration costs at the average rate in effect during the year
             -non-current assets and liabilities at rates prevailing when the transaction occurred

         f)  Environmental Issues

             The accounting policy of the Company is to record environmental liabilities as they become known. There are no known environmental liabilities. The Company will accrue possible liability for reclamation costs when the Company commences production on any of its properties.

         g)  Basis of Presentation

             These financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)

Note 3.  MINERAL PROPERTIES

         The Company has acquired C.L. Communications Group's interest in an agreement dated September 30, 1997 whereby the latter company acquired from Minera Fuerte Mayo, a Mexican Corporation, a 60% interest in the following mineral properties in the State of Sinaloa, Mexico:

          MINING AREA       LOCATION                       SURFACE AREA
          -----------       --------                       ------------

          Los Azules        El Tablon, Municipality        1500 hectares
                            of Rosario, Sinaloa State
          Kamichin          Municipality of Concordia,      700 hectares
                            Sinaloa State
          San Esteban       El Quelite, Municipality        231 hectares
                            of Mazatlan, Sinaloa State
          Realito           Municipality of Mazatlan,      4983 hectares
                            Sinaloa State

for $900,000, the issuance of 3,000,000 shares from the Company treasury and a work commitment of $4.5 million over three years, $900,000 in year one, $1.5 million in year two and $2.1 million in year three.

The payment schedule for the $900,000 is as follows:

a) the sum of $30,000 (the deposit) will be paid on or before October 10, 1997 (paid)
b) the sum of $120,000 will be paid on or before December 24, 1997 (extended, see below)
c) the sum of $150,000 will be paid on or before June 24, 1998 (extended, see below)
d)  the sum of $150,000 will be paid on or before December 24, 1998
e)  the sum of $150,000 will be paid on or before June 24, 1999
f)  the sum of $300,000 will be paid on or before December 24, 1999

Balance sheet disclosure of agreement obligations:

               Current portion               $   570,000
               Long term portion                 300,000
                                             -----------
                                             $   870,000
                                             ===========

The amount of $30,000 has been paid by the issuance of 8,500,000 common shares to C.L. Communications Group but the other payments due have not been paid to June 30, 1998, and payment thereof has been extended to the date that Sinaloa Gold Corp. receives an equity financing sufficient to make the payments, carry out the exploration program and have an appropriate amount of working capital for its ongoing operations. The abovementioned was assigned to Sinaloa Gold Corp. on September 30, 1997.

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)

Note 3.  MINERAL PROPERTIES (cont'd)

         The abovementioned 8,500,000 common shares were issued as follows:

                 Shareholders            Number of          Share
                                         Shares             Capital
               ------------------------  ------------   -------------
                 Chad D. Lee             3,000,000       $     10,588
                 Michael Piek            2,500,000              8,824
                 Marlene Schluter        2,500,000              8,824
                 888 Investment Club       500,000              1,764
               ------------------------  ------------   -------------
                                         8,500,000       $     30,000
               ------------------------  ------------   -------------
         The above shareholders are insiders of the Company. Chad D. Lee is a Director Officer, and Marlene Schluter is Director and Officer.

Note 4.     CAPITAL STOCK

         a)  Authorized:  75,000,000  common  shares  at  $0.001  par  value.
         b)  Issued and outstanding as at June 30, 1998 are as follows:

                                                    Number of
                                                      Shares          Amount
                                                    ------------  --------------
             Issued during the period
               for cash                               2,000,000  $       15,500
               for mineral properties                 8,500,000  $       30,000
                                                    -----------  ---------------
                                                     10,500,000          45,500
             Subscribed but unissued (see (c) below)     85,000          42,500
                                                    -----------  ---------------
                                                     10,585,000  $       88,000
                                                    ===========  ===============

         c)  Shares subscribed but unissued
             Shares subscribed by Mr. Richard Lee on June 15, 1998 for 85,000 common shares at a price of $0.50 per share.

Note 5.  RELATED PARTY TRANSACTIONS:

         a) Management fees in the amount of $40,000 are recorded for the period ended June 30, 1998, $2,500 per month each for Ms. Marlene Schluter, Director and Officer of the Company and Mr. Chad Lee, Director and Officer of the Company, commencing on November 1, 1998. These amounts were unpaid as at June 30, 1998 (see b, below).

         b) $40,000 is due to related parties as at June 30, 1998. $20,000 thereof due to Ms. Marlene Schluter and $20,000 thereof due to Mr. Chad Lee. These amounts are unsecured, bears no interest and has no specific terms of repayment.

         c) Ms. Marlene Schluter and Mr. Chad Lee were reimbursed for travel and office costs paid on behalf of the Company, of $4,737.55 and $6,564.19, respectively.

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)

Note 6   CONSULTING AGREEMENT

         As at May 14, 1998, the Company signed a consulting agreement with M.I.C. Inc. ("MIC"). Under this agreement, MIC will provide the following services:

              Annual meeting open house
              Regional financial meetings
              Quarterly reports and special reports
              Investor/information kit
              Broker analyst relations
              National trade media relations
              News releases as needed
              Target list development management
              IR planning consulting

         Terms and conditions of this agreement are as follows:

         a) Issue 15,000 common shares of Sinaloa to MIC upon execution of this agreement (unissued);
         b) $5,000 cash and 10,000 common shares of Sinaloa per month payable to MIC commencing on August 15, 1998;
         c) Reimbursement of expenses MIC spend on behalf of Sinaloa within thirty days of statement provided by MIC;

         This agreement may be terminated by either party by giving thirty days written notice.

Note 7   NOTE PAYABLE

         As at May 20, 1998 the Company borrowed $19,250 (Cdn$27,500) from Sharmen Vigouret for the purpose of paying IBK Capital Corp. a fee for financial services. The term of the loan is 180 days and the loan bears interest of 5% per annum calculated monthly. Interest of $108 has been accrued on this loan to June 30, 1998.

Note 8   CAPITAL ASSETS HELD FOR USE-IMRAIRMENTS

         Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the discounted future cash flows is less than the carrying amount of the asset, an impairment loss may be recognized as a component of income from continuing operations before income taxes.

                               SINALOA GOLD CORP.
                            (A Delaware Corporation)
                         (formerly Micro Millenium Inc.)
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1998
                                (in U.S. Dollars)

Note 9   COMPENSATION/STOCK OPTION/DEFERRED COMPENSATION ARRANGEMENT

         The Company does not have a stock option plan or deferred compensation arrangements as at June 30, 1998.

Note 10  EARNINGS PER SHARE

         Primary earnings per share are calculated based on the weighted-average number of common shares outstanding. The amount subscribed as at June 30, 1998 for which no shares had been issued and the obligation to issue shares under the consulting agreement (Note 6) are considered to be common stock equivalents. However, as the inclusion of the common stock equivalents has the effect of decreasing the loss per share they have been excluded in the loss per share computation.

Note 11  INCOME TAXES

         The Company has a loss carried forward to future years of $114,175. The potential tax benefit has not been recorded as an equivalent reserve has been provided due to unlikely application of the loss.

Note 12  SUBSEQUENT EVENT

         Proposed Financing

         As at May 4, 1998 the Company signed an engagement letter with IBK Capital Corp. ("IBK"). IBK will endeavour to obtain for the Sinaloa, on terms and conditions acceptable to the Company, an offering of up to $750,000 of common shares or some other acceptable financing arrangement. $19,250 work fee has been paid to IBK (Note 7).

Exhibit 2.1

                      CERTIFICATE OF INCORPORATION

                                   OF

                         MICRO MILLENNIUM, INC.

     FIRST.     The name of this corporation shall be:

                         MICRO MILLENNIUM, INC.

     SECOND.   Its registered office in the State of Delaware is
to be located at 4001 Kennett Pike #134, in the City of Wilmington, County of New Castle, 19807 and its registered agent at such address is SAMUEL WIERDLOW, INC.

     THIRD.   The purpose or purposes of the corporation shall be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH.   The total number of shares of stock which this corporation is authorized to issue is:

      Seventy Five Million (75,000,000) shares at $.001 par value.

     FIFTH.   The name and address of the incorporator is as follows:

                        Charlene Kalk
                        Samuel Wierdlow, Inc.
                        4001 Kennett Pike # 134
                        Willmington, DE 19807

     SIXTH.   The Board.of Directors shall have the power to adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and-Acknowledged this certificate of incorporation this 7th day of May, 1997.



                                               By:    /s/ Charlene Kalk
                                               -------------------------
                                                     Charlene Kalk
                                                     Incorporator


      STATE OF DELAWARE
     SECRETARY OF STATE
 DIVISION OF CORPORATIONS
LED 09:00 AM 05/08/1997
    971151031 - 2749644

                                STATE OF DELAWARE
                             CERTIFICATE OF AMENDMENT
                         OF CERTIFICATE OF INCORPORATION

                              MICRO MILLENNIUM, INC.

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of MICRO MILLENNIUM, INC. on SEPTEMBER 30, 1997 resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

      FIRST: The name of this corporation shall be:

                              SINALOA GOLD CORP.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said MICRO MILLENNIUM, INC. has caused this certificate to be signed by CHARLENE KALK, an Authorized Officer, this 16th day of OCTOBER, 1997





                                            By:   /s/ Charlen Kalk
                                              -------------------------
                                               Charlene Kalk, President


     STATE OF DELAWARE
    SECRETARY OF STATE
 DIVISION OF CORPORATIONS
 FILED 09:00 AM 10/23/1997
    971359380 - 2749644

                                                        STATE OF DELAWARE
                                                        SECRETARY OF. STATE
                                                       DIVISION OF CORPORATIONS
                                                      FILED 09:00 AM 04/09/1999
                                                        991142244 - 2749644

                                State of Delaware
                           Certificate of Amendment of
                           Certificate of Incorporation

                               Sinaloa Cold Corp.

a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

Does Hereby Certify:

First That at a meeting of the Board of Directors of Sinaloa Gold Corp. On April 8, 1999, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation. of aid corporation, declaring said amendment to be advisable and calling a meeting of am stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation Of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, aid Article shall be and read as follows:

     FIRST: The name of this corporation shall be:

                           ONLINE INNOVATION, INC.

SECOND: That thereafter, pursuant to resolution of its Board of Director's, a written consent of the stockholders of said, corporation was obtained in accordance with section 228 of the General Corporation Law of the State of Delaware in which consent the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware .

FOURTH- That the capital of said corporation shall not be reduced under or by reason Of said amendment.

In witness WHEREOF, said Sinaloa Gold Corp., has caused this certificate to be signed by Chad D. Lee, an Authorized Officer, this 8th day of April, 1999.

                                            BY:  /s/Chad Lee
                                             -----------------------------------
                                             Chad D. Lee, President and Director

Exhibit Number 2.2
Page 1

                                   BY LAWS

                                     of

                           MICRO MILLENNIUM, INC.

                             ARTICLE I OFFICES
                             -----------------

      SECTION 1. REGISTERED OFFICE.     The registered office shall be
established and maintained at 4001 Kennett Pike #134, Wilmington, in the County of New Castle, in the State of Delaware.

     SECTION 2. OTHER OFFICES. --The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                     ARTICLE II - MEETING OF STOCKHOLDERS
                     ------------------------------------

     SECTION I. ANNUAL MEETINGS. --Annual meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware on May 8.

If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2. OTHER MEETINGS. --Meetings of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

SECTION 3. VOTING. --Each stockholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

SECTION 4. STOCKHOLDER LIST. --The officer who has charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of the stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

SECTION 5. QUORUM. --Except as otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 6. SPECIAL MEETINGS. --Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statue or by the Certificate of Incorporation, may be called by the president and shall be called by the President or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 7. NOTICE OF MEETINGS. --Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

SECTION 8. BUSINESS TRANSACTED. --No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 9. ACTION WITHOUT MEETING. --Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if a majority of the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in Writing to such corporate action being taken.

Page3

                              ARTICLE III - DIRECTORS
                              -----------------------
SECTION 1. NUMBER AND TERM. --The number of directors shall be one. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may be increased at any time pursuant to
Article 3 section 5 of these Bylaws.

SECTION 2. RESIGNATIONS. --Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. VACANCIES. --If the office of any director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

SECTION 4. REMOVAL. --Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

SECTION 5. INCREASE OF NUMBER. --The number of directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

SECTION 6. COMPENSATION. --Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 7. ACTION WITHOUT MEETING. --Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken with out a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.

                              ARTICLE IV - OFFICERS
                              ---------------------

SECTION 1. OFFICERS. --The officers of the corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Director may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

SECTION 2. OTHER OFFICERS AND AGENTS. --The Board of Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 3. CHAIRMAN. --The Chairman of the Board of Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 4. PRESIDENT. --The President shall be the chief executive officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation Except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 5. VICE-PRESIDENT. --Each Vice-President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

SECTION 6. TREASURER. --The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursement in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursement. He shall render to the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

SECTION 7. SECRETARY. --The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders ' upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of any assistant secretary.

SECTION 8. ASSISTANT TREASURERS & ASSISTANT SECRETARIES. --Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the directors.

                                    ARTICLE V
                                    ---------

SECTION I. CERTIFICATES OF STOCK. --Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

SECTION 2. LOST CERTIFICATES --New certificates of stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

SECTION 3. TRANSFER OF SHARES. --The shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. STOCKHOLDERS RECORD DATE. --In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5. DIVIDENDS. --Subject to the provisions of the Certificate of Incorporation the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meeting contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

SECTION 6. SEAL. --The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 7. FISCAL YEAR. --The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

SECTION 8. CHECKS --All checks,     drafts, or other orders for the
payment of money, notes or other     evidences of indebtedness issued in
the name of the corporation shall be signed by the officer or
officers, agent or agents of the     corporation, and in such manner as
shall be determined from time to     time by resolution of the Board of
Directors.

SECTION 9. NOTICE AND WAIVER OF NOTICE. --Whenever any notice is required by these By-Laws to be given, personal notice is not meant unless expressly stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the corporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed proper notice.

                          ARTICLE VI - AMENDMENTS
                          -----------------------

These By-Laws may be altered and repealed and By-Laws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the regular meeting of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice thereof is contained in the notice of such special meeting.

Adopted this 8th day of May, 1997


                                                  /s/ Charlene Kalk
                                              --------------------------------
                                              Charlene Kalk, Director

Exhibit Number 6.1



November 30, 1999

Darin Wong
Online Innovation, Inc.
Suite 202 - 111B Homer Street
Vancouver, B.C.  Canada  V6B 6L5

Hello Darin:

Through all own resources, and through many trusted relationship with academic institutions and commercial partners, Student Advantage has created a framework of marketing and distribution capabilities both on and off line that allows us to reach the college affinity market with unparalleled success.

Student Advantage has rapidly become the most comprehensive and trusted student resource. Student Advantage strives to provide the most valuable services possible to our members and ultimately improve the quality of life. The Student Advantage/Virtually Dating sponsorship makes this vision a reality for the next generation looking for that special someone on-line.

In order to move forward with Virtually Dating's inclusion in the Student Advantage Winter 1999 sponsorship program, please find a letter of intent below for you to review and sign.

        Exclusive Dating and relationships Bureau and E-mail Sponsorship

As a sponsor of the Student Advantageous, Inc. Virtually Dating will receive the following marketing support.

 . Inclusion in the Student Advantage February membership e-mail sent to 50,000 Student Advantage members
Timing:  February, exact dates to be determined               NET Cost:  $3,800

 . 120 X 90 persistent button throughout the Dating & relationship Channel including the front page. Will include brought to you by messaging. Virtually Dating will be featured as the exclusive "dating related" advertising media button placement elsewhere on the Student Advantage Network
Timing:  January 1 - March 31, 2000                          NET Cost:  $9,000

Total NET Cost of Student Advantage Program                       $12,800

In order to allow us to proceed with the creation of various program materials, please sign below to confirm your understanding that the above terms are correct.

Sincerely,                                 AGREED AND ACCEPTED


    /s/ Brandi Rector                       /s/ Chad Lee

Brandi Rector                              Chad Lee
Student Advantage, Inc.                    Online Innovations Inc.


                         Student Advantage Network Specs

BANNER SPECIFICATIONS                         SPONSOR BOXES
---------------------                         -------------
Exact pixel size:   468 X 60                  Exact pixel size:   120X90
Maximum filesize:     10K                     Maximum filesize:     3K
Maximum length ALT Test tag:  45              Maximum length ALT Test tag:  45
  characters                                    characters
Including spaces                              Including spaces
File formats:  GIF, GIF89a, JPEG, HTML        File format:  GIF, GIF89a, or JPEG
Or Java


Email Specifications: Up to 50 words, 6 lines may include a link to sponsors website.

Student Advantage must approve all email copy prior to being sent. We reserve the right to choose not to send an e-mail out and the right to determine what is considered "valuable information, service and content" to our member base.

SEND ONLINE CREATIVE TO:
Todd Wilson
Twilson@studentadvantage.com
212.229.3999X234

                      Astrology.Net and VirtuallyDating.com
                           Custom Affiliate Agreement

This agreement ("Agreement") describes the terms and conditions for participation in the Astrology.Net AstroAffiliate Program.

This Agreement is made between KnowledgeWeb, Inc, (referred to hereafter as
"Astrology.Net"), with offices at 3220 Sacramento     Street, Suite 26. San
Francisco, CA 94115 and "Online Innovation, Inc.", with offices at Suite 202 - 1118 Homer Street, Vancouver, B.C., Canada V6B 6L5" and is made on November 8th 1999. In consideration of the agreements and representations contained herein, the patties agree as follows:

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established in Astrology.Net's database.

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Astrology.Net for general consumption without interaction from an end-user or
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

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(i)       sexually explicit materials;
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By entering into and executing this Agreement, Affiliate warrants that its
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

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Astrology.Net reserves the right to add, omit or modify certain Content reports
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9. Order Processing

Astrology.Net will be solely responsible for processing orders placed by a end user customer following a special link from Affiliates Referring Web site. Customers will use the AstrologY.Net ChartMaster, an automated, online ordering process. Order forms, payment processing, shipping, cancellations, returns, and related customer service are the responsibility of Astrology.Net. All of the
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

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THEFT OR DESTRUCTION OF ANY WEB SITE, CONTENT OR PROGRMS OF THE OT11ER THROUGH
ACCIDENT, FRAUDULENT MEANS OR DEVICES, THE PARTIES HERETO SHALL HAVE NO LIABILITY WITH RESPECT TO ITS RESPECTIVE OBLIGATIONS HEREUNDER OR OTHERWISE FOP, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL, OR PUNITIVE DAMAGES EVEN IF SUCH PARTY HAS BEEN NOTIFIED OF SUCH DAMAGES, THE LIABILITY OF EACH PARTY HEREUNDER SHALL BE LIMITED TO THE REVENUE EARNED BY SUCH PARTY AS A RESULT OF THIS AGREEMENT.

15. Relationship of Parties

Affiliate and Astrology.Net are independent contractors and nothing in this agreement is intended to or will create any form of partnership, joint venture, agency, franchise, sales representative or employment relationship between the parties. Affiliate shall not assign this Agreement, by operation of law or otherwise, without the prior written consent of Astrology.Net, Subject to the foregoing restriction, this agreement is binding upon, insures to the benefit of and is enforceable by the parties and their respective successors and assigns.

16, Governing Law

This agreement shall be governed by the laws of the United States and the State of California without reference to its choice of law principles,

17. Confidentiality

Any information relating to or disclosed in the course of the Agreement by either party to the other party, which is or should be reasonably understood to be confidential or proprietary to Astrology.Net, including but not limited to, the material terms of this Agreement information about Astrology.Net technical processes and formulas, source code, commission, sales, cost and other unpublished financial information, product and business plans, projections, and marketing data shall be deemed "Confidential Information" and shall not be used, disclosed or reproduced by Affiliate without Astrology.Net's prior written consent. "Confidential Information" shall not include information (a) already lawfully known to or independently developed by the Receiving Party, (b) disclosed in published materials, (c) generally known to the public, (d) lawfully obtained from an), third party, or (e) required to be disclosed by law.

18, Non-Solicitation

Affiliate understands that the employees for Astrology.Net are important assets of Astrology.Net, and Affiliate agrees not to solicit employment from or otherwise contact or utilize the personnel of Astrology.Net for a period of two
(2) years following termination of this Agreement.

19. Miscellaneous

Ibis Agreement constitutes the entire Agreement between the parties with respect to the subject matter of this Agreement and supersedes any prior written agreements and communications (oral and written) regarding such subject matter. This Agreement shall not be modified except by a written agreement signed on behalf of Astrology.Net and Affiliate. Sections 13, 14, 15, 16 and 17 will survive any termination or expiration of this Agreement.

20. Independent Investigation

YOU ACKNOWLEDGE THAT YOU HAVE READ THIS AGREEMENT AND AGREE TO ALL ITS TERMS AND CONDITIONS. YOU UNDERSTAND THAT ASTROLOGY.NET

                                    Attachment A

1.     License

Astrology.Net hereby grants Affiliate a non-exclusive, limited right to sublicense and distribute the Content described in Section 2 below to its end-user customers only. This license is terminable at will by Astrology.Net, by providing 30 days written notice.

2.     Content

(a) Affiliate may host a total of (X) items of Astrology.Net Content, Affiliate is solely responsible for scripting the Static and Interactive Content on its site. although Astrology.Net will provide sonic guidance/ assistance with respect to such scripting, not to exceed 2 hours per month.

(b) On every page where Affiliate hosts Astrology.Net content, Affiliate Will provide a byline ("Provided by Kelli Fox, Astrology.Net") as well as a prominent promotional text or button link to the Astrology.Net personalized reading store front. All links will use the following code:

            http://chartmaster.com/scripts/runisa.dll?AO:FRONTDOOR::VDATING

(c) The Content item listed below are Astrology.Net's recommendations. The daily horoscopes will be collected by Affiliate at a URL supplied by Astrology-Net. Affiliate will be able to collect 30 days of horoscopes at one time. At Affiliate's option, Astrology.Net will supply the rest of the Content via e-mail, or Affiliate may access such Content from the Astrology.Net website.

           .     Romantic Dailies
           .     Love Sign
           .     LoveMatcher
           .     Date Guide

3. Advertising Banners, Buttons and Links

If affiliate has unused banner inventory, at it's option Affiliate may use advertising banners, buttons or links to cam revenue sharing anywhere on its site. Banners and buttons will be provided by Astrology.Net, To cam revenue on the horoscopepage, Affiliate must put a banner, button or the following text link somewhere on the horoscope page or any other page on the Affiliate site -"Click here for a free personalized reading!" All links should have the following format:

        http://chartmaster.com/scripts/runisa.dll?AO:FRONTDOOR::VDATING

                              Attachment B

Under the current commission schedule, the referral commission for Eligible Purchases for each month is (i) 10 percent for first $ 1000 of Eligible Purchase sales for such month and (ii) 20 percent of Eligible Purchase sales for all Eligible Purchase gales over $1000 for such month.

Referral commissions will be paid to AstroAffiliates (less any taxes that Astrology.Net is required by law to withhold) approximately 45 days after the end of each calendar month. Alternate compensation structures may be possible should Affiliate enter into an agreement to share ad revenue from Affiliate's astrology pages with Astrology.Net. No such referral commission alteration shall be deemed effective unless set forth in a written agreement signed by both parties hereto.

INDEPENDENTLY SOLICITS ITS OWN CUSTOMER REFERRALS ON TERMS THAT MAY DIFFER FROM THOSE CONTAINED IN THIS AGREEMENT AND MAY OPERATE WEB SITES THAT ARE SIMILAR TO OR COMPETE WITH YOUR WEB SITE. YOU HAVE INDEPENDENTLY EVALUATED THE DESIRABILITY OF PARTICIPATING IN THE PROGRAM AND ARE NOT RELYING ON ANY REPRESENTATION, GUARANTEE OR STATEMENT OTHER THAN AS SET FORTH IN THIS AGREEMENT.

Affiliate Name
               ------------------------------------------------

Affiliate Signature
                    -------------------------------------------

Incorporated: (Circle One)          Yes              NO

Affiliate Tax ID Number (if unincorporated)
                                            -------------------

Date
     ----------------------------------------------------------

Astrology.Net Name
                   --------------------------------------------

Astrology.Net Signature
                       ----------------------------------------

Date
      ---------------------------------------------------------

THIS LEASE MADE the lst day of November 1999,

BETWEEN:
     570679 B.C. Ltd.
     214 - 1118 Homer Street
     Vancouver, British Columbia
     V613 6L5

(Hereinafter called "the Landlord")

AND:
     Online Innovation Inc.
     4001 Kennett Pike, # 134
     Wilmington, Delaware
     USA 19807

(Hereinafter called "the Tenant")

AND:
     Marlene Schluter
     202 - 1118 Homer Street
     Vancouver, British Columbia
     V613 6L5

(Hereinafter called "the Guarantor")

PREMISES

I          WITNESSETH that in consideration of the rents, covenants and agreements hereinafter reserved and contained on the part of the Tenant to be paid, observed and performed, the Landlord does demise and lease unto the Tenant that portion of the second floor of the building described as Strata Lot 43 District Lot 541 Group I NWD Plan LMS3038, Strata Lot 44 District Lot 541 Group I NWD Plan LMS3038, Strata Lot 45 District Lot 541 Group I NWD Plan LMS3038 and Strata Lot 46 District Lot 541 Group I NWD Plan LMS3038, having its street address, Suites 216, 218, and 220 - 1118 Homer Street, Vancouver, British Columbia, described on the floor plan attached hereto as schedule "X' (hereinafter called "the Leased Premises").

TERM

2. TO HAVE AND TO HOLD the Leased Premises for and during the term (hereinafter called "the term") of two-years to be computed from the I" day of November 1999.

RENT

3.     a)  For the period from the 1st day of November 1999, to the 31st day of
           October 2002 Tenant shall pay to the Landlord monthly, on the first day of each month in advance, rent in the amount $1987.50, and the first payment shall be paid on November 1, 1999 and the last payment shall be paid on October 1, 2002.

           The said monthly instalments are to be made without any deductions, defalcation or abatement save as provided, such rental to be paid to the Landlord at 214 - 1118 Homer Street, Vancouver, B.C. V6B 6L5 or at such other place as the Landlord shall hereinafter designate in writing.

       b) The first and last months rent ($1987.50 X 2) $3975 is due at the time of signing.

       c) IF THE TENANT fails to make any of the monthly payments on the due date provided herein, the Tenant agrees and undertakes to pay interest at the rate of one (M) percent per month on each such defaulted monthly payments, from the date of default until payment. If such payment, including interest, is not made on or before the due date of the next following payment, such amount, including interest, as is then due and owing shall be added to the monthly payment next falling due as additional rent.

COVENANTS OF THE TENANT

4.     The Tenant Covenants with the Landlord as follows:

    1)     To pay the basic rent;

    2) To provide tenants insurance coverage and contents insurance for the Leased Premises;

    3) To repair the interior of the Leased Premises, reasonable wear and tear and damage by fire, lightening and tempest or other casualty only excepted; and that the Landlord may enter and view the state of repair and the Tenant will repair according to notice in writing, reasonable wear and tear and damage by fire, lightening and tempest or other casualty only excepted; and that the Tenant will leave the leased premises in good repair, reasonable wear and tear and damage by tire, lightening and tempest or other casualty only excepted. Notwithstanding anything herein before contained, the Landlord may in any event make repairs to the Leased Premises without notice if such repairs are in the Landlord's opinion necessary for the protection of the building, and the Tenant covenants and agrees with the Landlord that if the Landlord exercises any such option to repair (and tile tenant would otherwise have been bound to effect such repairs), the Tenant will pay to the Landlord together with the next instalment of rent which shall become due after the exercise of such option, all reasonable sums which the Landlord shall have expended in making such repairs and that such sums if not so paid within such time shall be recoverable from the Tenant as rent in arrears.

    4) To use the Leased Premises to carry on the business in the field of Public Relations.

ASSIGNING OR SUBLETTING

    e) The Tenant may assign or sublet the Leased Premises or any part thereof with written consent and appropriate notification to the Landlord. The Landlord may refuse to provide written consent to any assignment or subletting, without providing the Tenant with reasons for such refusal.

    f) The Tenant and its employees and all persons visiting or doing business with it oil the Leased Premises shall be bound by and shall observe such reasonable Rules and Regulations as may be provided by the Landlord, or which notice in writing shall be given to the Tenant, and all such Rules and Regulations shall be deemed to be incorporated into and form part of this lease.

INSURANCE

    g) If any policy of insurance upon the building or any part thereof of which tile Leased Premises forms part or any part thereof shall be cancelled by the insurer by reason of the use or occupation of the Leased Premises or any part thereof by tile Tenant or by any assignee or subtenant of the Tenant or by anyone permitted by the Tenant thirty (30) days' notice in writing of the defect which gives rise to the cancellation of any policy of insurance and the defect is not cured by tile tenant so that the said policy of insurance is reinstated within the said thirty (30) day period, then and in that event, the Landlord shall be entitled to determine this lease forthwith by leaving upon the leased Premises a notice in writing of its intention so to do, and thereupon the rent and any other payments for which the Tenant is liable under this lease shall be apportioned and paid in full to the date of such Determination and the Tenant shall immediately deliver up possession of the Leased Premises to the Landlord and the Landlord may re-enter the take possession of the same.

INDEMNITY OF THE LANDLORD

    h) To indemnity and save harmless the Landlord against and from any and all claims, for personal injury or property damage arising from the conduct of any and work or by or through any act or omission of the Tenant or any assignee, subtenant, agent, contractor, servant, employee, invitee or licensee of the Tenant, and against and from all costs, counsel fees, expenses and liabilities incurred in or about any such claim or any action or proceeding brought thereon, except to the extent such injury is caused by the wilful act or neglect of the Landlord.

    i) The Landlord, its agents, servants and employees, shall not be liable for:

             i)     any damage or injury to any property of the Tenant; or
            ii) any personal or consequential injury of any nature suffered or sustained by the Tenant or by any employee, agent or client of the Tenant or any other person who may be upon the Leased Premises; or

           iii) any loss of or damage or injury to any property belonging to the Tenant or to its employees or to any other person while that property is on the Leased Premises.

           except for the negligence or wilful acts of the Landlord or those for whom it is responsible at law. There shall be no abatement or reduction or rent arising out of any such damage or injury.

SIGNS

    j) Prior to the erection of any signs, the Tenant shall first obtain in writing the approval of the Landlord of the design, size, location and colour, and such signs shall conform with all relevant municipal and other government bylaws.

RENEWAL
-------

    5. The Landlord covenants and agrees with the Tenant herein that if the Tenmlt, at tile date of the Landlords receipt of the Tenant's request to renew this Lease, is not in default of' payment of instalments of rent or in performance or observance of any of the covenants and agreements in the Lease on its part to be observed or performed, the Landlord shall, no later than 120 days before expiry of the Term, grant to the Tenant a renewal of tile Lease for ONE further term of 1 year from the expiration of the term in tile same form, and subject to the same covenants, provisions and agreements contained therein, except as to renewal and as to the Basic Rent and Additional Rent payable. The rental for the renewal term shall be that which is for premises having a similar location, nature and use or, failing such agreement within 60 days from the date of such written request, shall be that which is determined by a single arbitrator appointed pursuant to the Commercial Arbitration Act of the Province of British Columbia (using the criterion of then current market rental for premises having similar location, nature and general retail use), but in no event shall the rental for the renewal term be less than the rental payable at the expiry of the term.

    6. In (lie event of a decision by the Tenant to arrange for the registration of this lease in the Land Titles Office, New Westminster, British Columbia, the Tenant and not the Landlord shall be responsible for all costs which might be incurred either by the Tenant or the Landlord in such registration, including the provision of and explanatory plan pursuant to the requirements of the Land Title Act.

Dated at Vancouver, British Columbia this I" day of November, 1999

Officers Signature(s)



Landlord Signature(s)                     Tenant Signature(s)
570679 B.C. Ltd., by its                  Online Innovation Inc.
authorized signatory:                     by its authorized signatory:




   /s/ Robert Palm                            /s/Marlene Schluter
------------------------------            ---------------------------
Robert Palm, Secretary                    Marlene Schluter, Corporate Secretary/
                                          Treasurer


   /s/Robert Poirier                         /s/Marlene Schluter
------------------------------            ---------------------------
Robert Poirier, V.P. Operations           Marlene Schluter, Guarantor

THIS MANAGEMENT AGREEMENT is effective as of the 1st day of July, 1999.

BETWEEN:

          ONLINE INNOVATION INC., a company duly incorporated under the laws of
          ----------------------
          the State of Delaware, having its Head Office at 218 - 1118 Homer Street, Vancouver, British Columbia.

          (the "Company")
                                                                 THE FIRST PART
AND:
          NETGAIN MANAGEMENT SOLUTIONS INC.,  a company duly incorporated under
          ---------------------------------
          the laws of the Province of British Columbia, having its Head Office at 61 -12411 Jack Bell Drive, Richmond, British Columbia.

          (the "Contractor")
                                                                THE SECOND PART

     WHEREAS the Company wishes to retain the Contractor to provide management and administrative services to the Company and the Contractor has agreed to provide such services pursuant to the terms of this Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

     Duties of the Contractor
     ------------------------

1. The Contractor shall provide the following management and administrative services to the Company pursuant to the terms and conditions of this Agreement:

     (a)     administration of the day to day affairs of the Company;

     (b)     providing liaison with the Company's, accountants and lawyers;

     (c) co-ordinating the dissemination of news of the Company to the public and to shareholders of the Company; and

     (d) overseeing the development of the Company's products and services and devising strategies for the further development of the Company's business.

3. The Contractor shall provide the services contemplated herein faithfully, diligently, to the best of its abilities and in the best interests of the Company and shall devote the time necessary to effectively deliver said services.

4. The Contractor shall not, except as authorized or required by its duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company which may come to its knowledge during the term of this Agreement. This restriction shall apply after the termination of this Agreement but shall cease to apply to information or knowledge which may come into the public domain.

                        Term of This Agreement
                        ----------------------

5. The term of this Agreement is for a period of (1) year from the date hereof, and thereafter shall continue in full force and effect from year to year, at a remuneration to be negotiated and agreed upon between parties, unless terminated according to terms prescribed in this Agreement.

                     Compensation to the Contractor
                     ------------------------------

6. For the Contractor's services under this Agreement, the Company shall pay the Contractor a management fee in the amount of $2,500 (USD) per month. In addition to the payment of the fee, the Company shall reimburse the Contractor for all expenses actually and properly incurred by the Contractor on behalf of the Company in carrying out its duties and performing its functions under this Agreement and for all such expenses the Contractor shall furnish statements and vouchers to the Company prior to reimbursement.

                        Reporting by the Contractor
                        ---------------------------

7. At least once in every month, the Contractor shall provide to each Director such information concerning the Company's businesses and activities for the previous month as the Directors may reasonably require.

                                 Termination
                                 -----------

8. This Agreement may be terminated by the Company without prior notice if, at any time, the Contractor, while in the performance of its duties commits a material breach of a provision of this Agreement, is unable or unwilling to perform the duties under this Agreement, commits fraud or serious neglect or misconduct in the discharge of its duties hereunder or becomes bankrupt or makes any arrangement or compromise with its creditors.

9. The Company may terminate this Agreement with cause upon giving the Contractor thirty (30) days' notice and the Contractor may terminate this Agreement with cause upon giving the Company thirty (30) days' notice.

                                    General
                                    -------

10. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

11.     Time shall be of the essence of this Agreement.

12. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

13. This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns.


     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ONLINE INNOVATION INC.

Per:

/s/ Marlene Schluter
---------------------------------
Authorized Signatory


NETGAIN MANAGEMENT SOLUTIONS, INC.

Per:

/s/ Chad Lee
-------------------------------
Chad Lee

THIS CONSULTING AGREEMENT is effective as of the 1st day of April, 1999

BETWEEN:

          ONLINE INNOVATION INC., a company duly incorporated under the laws of
          ----------------------
          the State of Delaware, having its Head Office at 218 - 1118 Homer Street, Vancouver, British Columbia.

          (the "Company")
                                                                 THE FIRST PART
AND:
          535424 B.C. LTD.,  a company duly incorporated under the laws of the
          ----------------
          Province of British Columbia, having its Head Office at 6093 Collingwood Place, Vancouver, British Columbia.

          (the "Consultant")
                                                                THE SECOND PART

     WHEREAS the Company wishes to retain the Consultant to provide professional marketing services to the Company and the Consultant has agreed to provide such services pursuant to the terms of this Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

     Duties of the Consultant
     ------------------------

1. The Consultant shall provide the following services to the Company pursuant to the terms and conditions of this Agreement:

     (a) media buying services including review and assessment of online and offline marketing services and options; and

     (b) assisting in the administration and development of the Company's marketing program.

3. The Consultant shall provide the services contemplated herein faithfully, diligently, to the best of its abilities and in the best interests of the Company and shall devote the time necessary to effectively deliver said services.

4. The Consultant shall not, except as authorized or required by its duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company which may come to its knowledge during the term of this Agreement. This restriction shall apply after the termination of this Agreement but shall cease to apply to information or knowledge which may come into the public domain.

     Term of This Agreement
     ----------------------

5. The term of this Agreement is for a period of (1) year from the date hereof, and thereafter shall continue in full force and effect from year to year, at a remuneration to be negotiated and agreed upon between parties, unless terminated according to terms prescribed in this Agreement.

     Compensation to the Consultant
     ------------------------------

6. For the Consultant's services under this Agreement, the Company shall pay the Consultant a consulting fee in the amount of $2,500 (USD) per month. In addition to the payment of the fee, the Company shall reimburse the Consultant for all expenses actually and properly incurred by the Consultant on behalf of the Company in carrying out its duties and performing its functions under this Agreement and for all such expenses the Consultant shall furnish statements and vouchers to the Company prior to reimbursement.

     Termination
     -----------

7. This Agreement may be terminated by the Company without prior notice if, at any time, the Consultant, while in the performance of its duties commits a material breach of a provision of this Agreement, is unable or unwilling to perform the duties under this Agreement, commits fraud or serious neglect or misconduct in the discharge of its duties hereunder or becomes bankrupt or makes any arrangement or compromise with its creditors.

8. The Company may terminate this Agreement with cause upon giving the Consultant thirty (30) days' notice and the Consultant may terminate this Agreement with cause upon giving the Company thirty (30) days' notice.

     General
     -------

9. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

10.     Time shall be of the essence of this Agreement.

11. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

12. This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns.


     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ONLINE INNOVATION INC.

Per:

/s/  Chad Lee
---------------------------------
Authorized Signatory


535424 B.C. LTD.

Per:

/s/ Darin Wong
-------------------------------
Darin Wong

AGREEMENT:

Made by The Client, in the Month of July on the day of 30, in the year of 1999 by Stratford Internet Technologies and between Online Innovation Inc. (hereinafter re the "The Client" with its offices at 4001 Kennett Pike #134, Wilmington, Delaware, USA, 19807 and Stratford Internet Technologies, hereinafter referred to as "Stratford" with its Mailing address at 500-1168 Hamilton Street, Vancouver, BC Canada V613 2S2).

WHEREAS.

Stratford has been commissioned to create, maintain, upgrade and supply artwork, computer files, and coding for The Client's existing, or soon to be existing, website site at: WWW.VIRTUALLYDATING.COM

Stratford has been contract for the terms of, S400,000 USD and 300,000 common shares of ONIN:OTC

Payment Schedule:

Stratford will require a retainer/deposit of $275,000 USD upon contract delivery. The balance of S 125,000 USD will be due upon secondary financing. The balance of 300,000 shares 144 (ONIN) will be received upon completion of the site.

Payment of equipment purchases will be detailed in the Production Schedule to be included in the Site Implementation Plan. Balance of equipment charges will be due on dates indicated.

Online Innovation Inc. will be responsible for all costs of required software and hardware related to website technologies and hosting issues (licensed 3' party software technologies and servers for e-commerce, ad banners, hosting and e-mail).

WEBPAGE AND WEBSITE DEVELOPMENT:

The Client agrees and understands the limits of terms and conditions listed in this contract. Below is a detailed outline of what is included with The Client's new website. Any services or items created or supplied by Stratford for the Client's website beyond the terms or limits listed in this contract, will be billed to the Client at an hourly rate. Once the Client signs and sends in this contract to Stratford Internet Technologies, there will be no changes or modifications made to this contract Stratford reserves the tight to cancel or terminate this contract in the event the Client breaches the terms listed within. Included as pan of this contract Is the Web Site Development Proposal submitted to Online Innovations Inc. on July 22, 1999, (included In this contract an appendix Item).

FEES;

These fees apply to the maintenance, upgrading, creation, designing and programming of the website as well as approved adaptations, revisions. and changes made to It by Stratford Internet Technologies. Billing for all services that are above and beyond the terms listed In this contract that am billed at an hourly rate, shall be submitted to the Client by Stratford Internet Technologies, at the end of each month. Final payment of the balance shall be made within 30 days of submission (or by the terms outlined In the final invoice of the overall order) of Invoice as hereinabove set forth. Stratford shall be entitled to reasonable legal fees in the event the services of an attorney am necessary for collection, Cheques, Money Orders, and Wire Transfers must be made out to Stratford Internet Technologies. Bank account and routing information is available upon request. Online Innovation is an American Incorporated company and therefore is considered non-resident by Revenue Canada. As su64 applicable taxes such as GST will not be paid by Online Innovation. Stratford reserves the right to change prices of additional custom coding, and graphics development at any time. All prices and maintenance costs set forth in this agreement shall not be subject to change for one Year.

1) Authorization:

The Client is engaging Stratford, as an independent contractor for the specific project of developing and/or improving a World Wide Web site to be installed on The Client's server. The Client hereby authorizes Stratford to access this account and authorizes the Internet Service Provider to provide Stratford with "write permission" for The Client's web page directory, egi-bin directory, and any other directories or programs which need to be accessed for this project. The Client also authorizes Stratford to publicize their completed Web site to Web search engines, as well as other Web directories and indexes.

2) Basic Maintenance:

The maintenance or upgrades will begin on the date that the site launches and maintenance agreement is signed. No other parties shall have the Tight to change Or alter The Client's Website, other than Stratford Internet Technologies, or the owner(s) of The Client, If The Client or an agent other than Stratford attempts updating The Clients web pages, time to repair Web pages will be assessed at 6e hourly rate, and is not included as part of the updating time.

3) Web page construction and Deposit:

Stratford shall design Clients Website with:

1. A Project Charter .-The Project Charter is a comprehensive document that includes all aspects of the project. The more important components will include the Information Architecture Diagram Implementation Plan, Production Schedule and Research Information, This Is the technical and specifics; documentation that acts as the blueprint for the production of the site.

2.   Custom Graphics and Interface Design.

3. Oracle 8 Database Architecture - The oracle database will allow for membership registration and tracking. All members will be able to create an account that incorporates access to the unique features of the Virtually Dating environment. This system will be the backbone of the membership and contact information and will allow for follow and contact capabilities (via e-mail) with all of the Virtually Dating site visitors (if they provide contact information) and members.

4. E-commerce Transaction Authorization - Stratford will set-up and configure a credit card transaction/authorization system to process memberships and allow immediate access to Virtually Dating features. Online Innovation will be required to supply It's own merchant accounts. The system proposed utilizes merchant accounts from the Royal Bank (Visa), Online Innovation will be charged a fee of $0.50 per transaction for processing.

5.   Interactive "Build your own web site/profile/avatar" system (Flash) -
     This system will allow members the capabilities of creating their own 'self-portrait' avatar. Users will drag and drop graphical elements onto a staging area in order to create themselves from a library of components (eyes, halt, and accessories). 'Me feature will also allow for a profile listing - Using the personal information they provide, and by following a few step-by-step procedures, the member will create their own Personal Profile Webpage.

6. Interactive Avatar-Based Chat Environments (Flash) - Twelve (12), interactive chat room environments will be created to host members avatars, each chat room will have its own theme. Proposed themes are: The Coffeehouse, The Bookstore, The Living Room, The Jam- Club, The Market, The Purple-Turtle Nightclub, Skiers Paradise Lodge, The Mile-High Club, The Elevator, The Back Seat, The Fantasy Room and The Casino.

7.   *Interactive, Multiple Player Avatar-Based Games (Flash/Shockwave) -
     Four Interactive shockwave games that incorporate the member's avatar. Games may include a strip poker or similar style interactive/fun game. Where it is not possible after beat efforts to provide all four games avatar-based, Stratford will provide and execute a contingency plan where the remaining games will be interactive, with text chat as a minimum criteria for Interactivity.

8. Streaming High-Quality Audio Player (4 tracks to start) - Flash streaming MP3 with authoring and original music composed in-house by Stratford's own sound engineer.

9. Direct live video chat connection - Webcam-to-Webcam connections featured on the Virtually Dating site,

10. Animated Greeting Cards and virtual gifts (flowers, chocolates, poetry, expensive virtual cars and jewelry, etc.) with steaming MIDI sound. Fill out the information and send a card from the Virtually Dating Gallery of animated cards. 10 animated cards will be developed with the theme of New Friends/Love - all animated cards will (optional) feature Stanley the Turtle delivering the message.

11.  Personal (private) messaging system to correspond with other members
     (not an independent e-mail system, but can notify users e-mail of new messages). Members can post messages to other members. Profile pages will have the capabilities for other members to leave messages (via a text message window) that can only be viewed privately -members will have the option of having their messages available other members to view, Non-members will not have the option of contacting or leaving messages on a selected profile.

12. Set-up and configuration of the Ask Bridgette Advise System - This section of the site will be designed to introduce Bridgette and will Incorporate capabilities to contact Bridgette to ask questions, This can be set-up to either allow the general public to view questions and answers or handle all correspondence privately or possibly both (option to post public or send for a private correspondence)

13. Daily horoscopes (3' party licensing for users of Virtually Dating) - Most likely this content will be licensed from a third party. Horoscope feeds can be obtained from Astrology.Net, they have over 200 content items available for syndication and adds new content Items on a regular basis.

14. Dating Safety Tips - Professional dating safety tips and advise for using the Virtually Dating system, corresponding with other users wishing to meet you and one-on-one contact (meeting). Stratford can provide information, based on research, to be approved by Online Innovation.

15 Survey Questions - To field areas of Interest for our members - see results right on-line to weekly survey questions. Questions to be provided by Online Innovation.

Scope of this technology yet to be determined and may affect successful development of this component.

4) Consultant's warranties*

   Stratford represents as follows!

1. The Stratford will create and use Artwork. Clipart, Programming and website pages other than the Client's logo and except for artwork and coding supplied by the Client;

2. That Stratford has the full and unrestricted right to make this agreement;

3.   That the artwork will not infringe upon any statutory copyright;

4.   That it contains no matter contrary to the law;

5. That Stratford has the right to use the likeness of all the persons depicted in the artwork where Stratford has supplied the likeness;

6. That Stratford will Indemnify the Client and hold the Client harmless from any and all claims arising therefrom, including legal fees;

5) The Client Warranties.

The Client represents as follows:

1. That all artwork, design, logos, likeness, or photos of persons as supplied by the Client are with proper permission;

2. That any artwork supplied by the Client does not infringe on any statutory right,

3. That the Client will indemnify and hold harmless Stratford from any and all claims arising therefrom, including legal fees,

Related Development and Maintenance Issues and Standard Terms

1.     Strategic Work Plan

During the development process Online Innovation will provide feedback and direction on content and copy, while Stratford will provide and implement the copy, creative and technical strategy. Stratford will be responsible for the deliverables outlined in the Web Development Plan and the milestones set forth in the Production Schedule. Meeting these milestones is heavily dependent upon timely delivery of any required content from Online Innovation and the expeditious review of prototypes,

Online Innovation will be required to,

    . Review and approve in writing the Virtuallydating Implementation Plan
    . Review and approve in writing Usability Prototypes
    . Review and approve in writing Design Prototypes
    . Review and approve in writing the final version of the Virtuallydating site
    . Deliver all copy and other specified material (graphics, images, logos, etc.) to Stratford's office in digital format

After official sign-off, any modifications to the Information Architecture, the site's navigation, the content, etc. must be Initiated by an official Change
Request: this procedure must be approved of by both parties and will, in all likelihood, impact both the budget and the Production Schedule.

2.     Changes to the Project in Development:

For ALL changes to approved development, design and architecture of the site and/or database system, the Client will be required to submit a formal Change Request form. Changes to, and re-allocation of, budget considerations and production schedules will be formali7ed and approved by The Client before any changes will be made.

Changes are to be made through the assigned Project Manager only.

3.     Submitting and Editing Copy-

Any text originating from The Client that is to be place onto The Clients Web Pages must be submitted to Stratford in digital format. Any text that is submitted by The Client that requires transfer into digital format by Stratford will be billed at $75.00 an hour,

Time required making substantive changes to client-submitted text after the Web pages have been constructed and previously approved, will be subject to additional fees, billed at the hourly rate and is not part of the maintenance terms.

5.     Sounds or Music:

All sound and music to be used on the Clients Website must be submitted to Stratford Internet Technologies in an appropriate digital format to be used on the Client's web pages. Any changes, reformatting or converting of a sound or music rile, by Stratford will be billed at in hourly rate of $150.00. Some examples include analog to digital conversion, digital editing or original music composition.

All Sound and music files must be submitted to Stratford by the Client either on floppy disk, Zip Disk, CD-ROM or, Emailed to Stratford, or made available to Stratford by means of the Internet or World Wide Web.

6. Plug-Ins-

All plug-ins that the Client wishes to use for their webpages are included in this development and maintenance contract, provided that the support files and the plug-in are made available. (This would include giving Stratford the manufacturer URL's to download the plug-ins or the Client supplying it to Stratford. All additional manufacturer fees would be billed to the Client). Any changes to the files or support files for the plug-ins must be submitted to Stratford by the Client on floppy disk, Zip Disk, CD-ROM, Emailed to Stratford Internet Technologies, or made available to Stratford by means of the internet or world wide web. Any additional coding or upgrading to the plug-ins that requires reformatting, new coding, or the creation of files will be billed at an hourly rate of $150.00. If plug-ins are to be upgraded due to a newer version issued by the manufacturer, and no additional changes by Stratford are required, there will be no additional charges for the upgrade.

NOTE: This does not include, reconfiguring servers, setting up mime type on the server, or an extended installation that requires a reformatting of the user end files or re-coding of the web page.

Plug-in NOTE: Setting up and maintaining plug-ins, can be very easy or very difficult, depending on the plug-in in question and servers being used, Most plug-ins am easy to maintain and upgrade and Stratford would not charge for most changes. However, Stratford reserves the tight to charge an hourly rate for updating and maintaining plug-ins on Client's web pages and website, at Stratford Internet Technologies own discretion.

7. Advertising and Search Engines,

Stratford does not take responsibility for the placement of the Client's webpages or website by selected Internet search engines. Stratford shall have the right to add the Clients Website or webpages to if s link section on the Stratford Website, and to show any or all parts of the Clients Website as an example of Stratford Internet Technologies' work, whether by directing people to the Client's wcbpages or Website, or by showing die Client's Website on remote computers or in Stratford's portfolio. Stratford reserves the right to place at HTML link on the client's home page.

8. Additions:

The Client will receive at no extra charge, changes to text or graphics on their Website for the duration of this contract (within the limits stated In the contract), with all terms and conditions applying from the date of signing of this contract, provided that the Client provides the text or graphics to Stratford. All other changes to graphics, text, coding & styles on the Client Website will be billed at $150.00 an hour, in thirty (30) minute increments (all approved development are subject to a formal Project Change request, through the Project Manager). The addition of any custom created graphics, and Images by Stratford, will be billed at an hourly rate of $150.00.

9. Uploading and Installation:

Stratford will upload and install the changes to all of the Client's web pages and Website on the Client's server (Server fees and costs are not included with fix rates).

10. Non-disclosure and Security.

Stratford takes the privacy and security of its customers and it self very seriously. The Client shall maintain all information obtained by Stratford in the strictest confidence. Stratford shall not disclose or reveal any information obtained from the client to any individual or other entity for the life of this contract or until it has been released to the public by the Client.

All passwords, high security issues, ways of operation, business practices and corporate secrets of the Client, shared with Stratford, shall remain in the highest confidence and will not be reveled or given out by Stratford. The Client shall also hold all information obtained from Stratford in the highest confidence.

All business secrets, passwords, and high security issues, obtained by the Client about the way Stratford operates shall not be given out or revealed to anyone. Violation of these security issues can result in the penalty of the law,

In order to protect the concept and competitive advantage or the Client's virtuallydating.com website, and webpages, Stratford agrees to not create, maintain, supply artwork, computer riles, coding or scripts, text or any other material, or advisory services to any other company involved in the online dating industry for a period of two (2) years to commence at the successful launch of the virtuallydating.com website and webpages.

11. Copyrights and Ownership:

Any image, graphics, sound, music, custom coding or scripts, text and any other material supplied by the Client to Stratford, will remain the property of its owner, be it Client or a 3rd party. Stratford assumes, that any items or materials supplied by the Client, for it's web pages or Website, are legally and lawfully obtained by the Client. The Client shall assume all the legal rights and responsibilities of obtaining any materials that it supplies to Stratford for it's webpages. The Client shall be held responsible for any unlawfully obtain ad materials and related fees, It supplies to Stratford for it's webpages. This would include, but is not limited to, legal fees, court fees, lawyer fees, copyright violation fees, and all fees that would apply from a copyright infringement lawsuit. Stratford shall not rouse or modify any image, graphics, sound, music, custom coding or scripts, text and any other material supplied by the Client, for any other webpage or Website that Stratford works on, without approval from the client.

Any image, graphic, sound, music, custom coding or scripts, texts and any other material supplied by Stratford shall become the property of Online Innovation, Inc. Online Innovation will assume all rights and legal copyrights of the virtuallydating.com website and webpages.

12. ISP and Server Charges:

The Client understands and realizes, that this contract does not provide TSP (Internet Service Provider) connections, services or a Web Hosting server. That the Client must obtain their own Internet connection and securities own web space either with Stratford Internet Technologies (secondary agreement) or with an ISP of their choosing, That the charges for an ISP and Web Server are not included in the prices listed here for web development. The Client will also provide Stratford the location of the ISP or web Server that will be used for the maintenance of its Website or web pages. By providing, any passwords, codes, URLs, directories, FTP addresses, user names or any other information that Is directly involved or needed for Stratford to perform it's obligations to the Client. The Client or Stratford shall also Inform the Client's ISP or web host of the fact that Stratford is maintaining the Client's Website, or web pages, and that the ISP shall allow Stratford to work on and make changes on their servers or computers as required.

13. Understanding of Contract and Terms:

The Client understands and agrees with these terms that are listed. The Client, by hiring Stratford and going into this agreement, acknowledges that he/she has read this contract and will be bound to the terms of it. The Client acknowledges that Stratford has the right to make this contract, and to terminate it if the terms here are broken by the Client. Stratford will not give refunds or exchanges for any terminated or canceled contracts. If the contract is terminated for any reason, the Client shall be billed for work not yet paid for, that was completed by Stratford.

14. Headings:

Headings used in the agreement are for convenience only and shall not be used to interpret or construe its provisions.

15. Notices:

All notices or other documents under this agreement shall be in writing and delivered personally or fax received, or mailed by certified mail, postage prepaid, addressed to Stratford and the Client at their last known addresses. Any extras that are added on by the Client, will be billed by either an hourly or page rate. All additions must be approved before, by the Client and submitted to Stratford in writing and delivered personally or fax received, or mailed by certified mail, postage prepaid, addressed to Stratford Internet Technologies.

16. Expenses:

Stratford reserves the right to charge the Client all and any additional fees or expenses, which might occur from the creation, maintenance or development of the Client's website or web page, in which Stratford incurs a cost or bill from an outside agency, organization, company or any other entity, so long as the Client has previously approved in writing the authorization of the said expenses.

Stratford Billing and Payment Terms and Incentives

Payment and Billing Terms-

All orders and maintenance contracts must be accompanied by (a deposit of) at least 50% of the overall cost of the order when submitted, All extra maintenance and additions that are billed at an hourly rate shall be billed to the Client at the end of each month. All invoices must be paid within thirty days (30) of invoice date. All maintenance fees must be paid at least thirty days (30) before termination of the maintenance contract.

All delinquent accounts will be assessed a $25 charge if payment is not received within 30 days of the Invoice date, If an account remains delinquent 31 days after its invoice date, an additional 5% penalty will be added for each month of the delinquency. Stratford resumes the right to remove or make unattainable any webpage or Website or portion of the work, of a delinquent account until full payment is received. (A setup and installation fee of $100.00 will apply for restoring the Client's website and $25.00 per web page to be viewed on the Web or Internet or an in-house Intranet).

Between:     Stratford Internet Technologies Inc.
             500-1168 Hamilton Street
             Vancouver, B.C.  V6B 2S2

And:         Online Innovation Inc.
             4001 Kennett Pike # 134
             Wilmington, Delaware
             USA, 19807

Per:  /s/Chad Lee           witness    /s/Marlene Schluter
    ------------------------       -----------------------


Sean Jordan
Director, Interactive Communications, Stratford Internet Technologies, Inc.

Per:  /s/ signed           witness    /s/ Marlene Schluter

Purchase Agreement

This Agreement made as of the 2nd day of April, 1999.

BETWEEN: OnLine Innovation, a non-reporting private company, having an office at 1961 Whyte Avenue, Vancouver, B.C., Canada.

                     (herein called the "Vendor")

                                       AND

             Sinaloa Gold Corp., a body corporate, dully incorporated under the State laws of Delaware, U.S.A-, having an office at, 4001 Kennett Pike, Suite 134, Wilmington, Delaware. 19807 and Suite 202, 1118 Homer Street, Vancouver, B.C., Canada.

                     (herein called the 'Purchaser")

WHEREAS:

The Vendor wishes to sell a 100% interest of OnLine Innovation and all proprietary and intellectual property associated with the company and more particularly known and described in Schedule "A" attached hereto (the Business Plan and Concepts, Domain) to the Purchaser.

The parties have agreed to the following terms: The Vendor will receive 400,000 common shares of Sinaloa Gold Corp. valued at $0.50 per share upon signing and the Purchaser will receive a 100% interest of OnLine Innovation.

The Vendor is responsible for any outstanding liabilities incurred prior to the date of this agreement.

This Agreement is an enforceable Agreement under the State laws of Delaware.

OnLine Innovation                              Sinaloa Gold Corp.
by:       /s/Darin Wong                        by:        /s/Chad Lee
  ---------------------------------            --------------------------------
     Authorized Signatory                         Authorized Signatory
     Darin Wong, Founder                          Chad D. Lee, President and
                                                  Director

                                  Schedule "A"

1.  See attached business plan dated February 1999.

2.  World Wide Web domain name: www.virtuaRydating.com

                              ONLINE INNOVATION INC.

--------------------------------------------------------------------------------
Date:  March 31, 1999

FORTUNE CAPITAL MANAGEMENT(USA)INC.

Dear Sir.

Re: ONLINE INNOVATION, INC. ("the Corporation") Consultant Agreement between the Corporation and Fortune Capital Management (USA) Inc. ("the Consultant")
--------------------------------------------------------------------------------
We write to confirm the agreement of the Corporation to retain the Consultant on the following terms and subject to the following conditions:

1. The Consultant agreed to provide corporate finance services and related office administration services to the Company (the "Consultant Services"). In addition, as part of the Consultant Services, the Consultant agrees to perform such other duties and observe such instructions as may be reasonably assigned by the President, which are within the scope of the Consultant Services. The Corporation acknowledges and agrees that the Consultant Services. The
       Corporation acknowledges and agrees that the Consultant Services will be provided by the Consultant on a part-time basis.

2. The Corporation will pay to the Consultant a consultant fee of $6,000.00 US per month (the "Consultant fee") in consideration for the Consultant Services.


3. The Corporation will reimburse the Consultant for reasonable travel and other expenses actually and properly incurred by the Consultant in providing the Consultant Services. The Consultant will provide proper receipts and invoices at the request of the Corporation.

4. The Consultant agrees not to disclose to any person any confidential information concerning the business or affairs of the Corporation which the consultant may have acquired in the course of, or incidental to providing the Consultant Services, and the Consultant will not directly or indirectly use (whether for his own benefit or the detriment or intended detriment of the Corporation) any confidential information he may acquire with respect to the business and affairs of the Corporation. All obligations with respect to confidential information will survive termination.

5. The terms of this Agreement will be for a period of one-year commencing on the date of the Agreement and subject to earlier termination as provided as provided herein. The term of the Agreement may only be extended by the written agreement of the Corporation and the Consultant. The Corporation may terminate this Agreement at the Corporation's option upon the breech by the Consultant of its obligation pursuant to this Agreement, provided that the Corporation has given written notice of default to the Consultant and the Consultant has failed to remedy the default within 30 days of receipt of written notice from the Corporation.

6. The Corporation may terminate this Agreement at any time upon written notice to the Consultant of termination and payment to the Consultant of an amount equal to the balance of the Consultant Fee owing for the one year term as full and final payment of any and all liquidated damages to the Consultant arising from early termination of this Agreement.

7. The Consultant may terminate this Agreement at any time upon thirty days written notice to the Corporation.

8. This agreement may not be assigned in whole or in part by the Consultant without the prior written consent of the Corporation.

If you are in agreement with the terms and conditions of engagement, please execute a copy of this letter where indicated below.

ONLINE INNOVATIONS INC.
by its authorized signatory:



      /s/Chad Lee
-------------------------


The undersigned hereby accepts engagement as a consultant of the Corporation on the terms and subject to the conditions as set forth in this letter agreement.

FORTUNE CAPITAL MANAGEMENT (USA) INC.
by its authorized signatory:




       /s/ Stanley S. Ross
-------------------------------
     Stanley S. Ross, President

                                OPTION AGREEMENT


THIS AGREEMENT is dated for reference the 2nd day of February, 1999.

BETWEEN:

        ONLINE INNOVATION, Inc.
        Suite 202, Homer Street
        Vancouver, B.C.  Canada  V6B 6L5

        (hereinafter called the "Optionor")
                                                                 OF THE ONE PART
AND:

        FORDEE MANAGEMENT COMPANY

       (hereinafter called the "Optionee")
                                                              OF THE SECOND PART

WHEREAS:

    A. The Optionor has represented that it has authorized in excess of 400,000 common shares (the "Shares") in the capital stock of Online Innovations, Inc. (the "Company").

    B. The Optionor has agreed to grant to the Optionee an option to purchase the Shares on the terms and conditions set forth.

NOW THEREFORE, THIS AGREEMENT WITNESSES that, in consideration of the sum of $10.00 pain by the Optionee for the Options: (the receipt of which is hereby acknowledged), the parties hereby covenant and agree as follows:

1. The Optionor hereby grants to the Optionee the sole and exclusive option, irrevocable within the time limited herein for its exercise, to purchase the Shares or any number of them free and clear from all liens, charges and encumbrances whatsoever (the "Option") for the purchase price of $0.20 U.S. per share (the "Option Price"). Upon exercise of the Option in part, the Option shall survive for the balance of the Option which remains unexercised.

2. This option shall be open for exercise in whole or in part and shall be irrevocable from the date of this Agreement up to, but not after, 12:00 noon (Vancouver Time) on October 2, 2002 (the "Option Period") and may be exercised by written notice from the Optionee to the Optionor. The Optionor shall ten forthwith deliver to the Optionee share certificates, together with a medallion guaranteed executed stock power of attorney, representing the Shares for which the Option has been exercised, free and clear of all liens charges and encumbrances, whatsoever, against payment, by cash, certified check or bank draft of the Option Price. The parties agree that within one year from date hereof, company will register this option of the underlying shares thereunder to allow all shares purchased under this option to be freely tradeable.

3. In the event that the common shares in the capital stock of the Company as presently constituted shall be consolidated, subdivided or otherwise altered (other than by increase of capital) prior to the exercise by the Optionee of the Option, then the Option shall be proportionately adjusted so that stock of the Company that he would have been entitled to receive the following such consolidation, subdivision or alteration if he had purchased the shares covered by his option prior thereto and had held the shares at the time of such consolidation, subdivision or alteration.

4. |n the event that the common shares in the capital stock of the Company as presently constituted shall be consolidated, subdivided or otherwise altered (other than by increase of capital) prior to the exercise by the Optionee of the Option, then the Option shall be proportionately adjusted so that stock of the consolidation, subdivision or alteration if he had purchased the shares covered by his option prior thereto and had held the shares at the time of such consolidation, subdivision or alteration.

5. Any notice given or demand made hereunder shall be well and sufficiently given if mailed by prepaid registered post or delivered to the party at his address hereinabove set out and shall be deemed to have been given on the date on which it was delivered or, if mailed, on the fifth business day following the day on which it was mailed in any post office in Canada. In addition, Optionor may deliver any notice to the Optionee by facsimile to Optionee at (818) 905-1404 and notice will be deemed to be received upon receipt of a successful transmission confirmation by the Optionor.

6.     Time shall be of the essence of this agreement.

7. The parties shall do such further acts and execute such further documents and assurances as are reasonably necessary in order to effectively carry our the intent of this agreement.

8. This Agreement will be assignable by the Optionee without the consent of the Optionor.

9. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and successors.

OPTIONEE:
FORDEE MANAGEMENT COMPANY


        /s/Stan Medley
-------------------------------
Stan Medley, President


OPTIONOR:
ONLINE INNOVATION, INC.


       /s/Chad Lee
------------------------------
Chad Lee, President

THIS MANAGEMENT AGREEMENT is effective as of the 1st day of November, 1998.

BETWEEN:

          ONLINE INNOVATION INC., a company duly incorporated under the laws of
          ----------------------
          the State of Delaware, having its Head Office at 218 - 1118 Homer Street, Vancouver, British Columbia.

          (the "Company")
                                                                 THE FIRST PART
AND:
          MCS MANAGEMENT LTD.,  a company duly incorporated under the laws of
          -------------------
          the Province of British Columbia, having its Head Office at 2233 Lillooet Street, Vancouver, British Columbia.

          (the "Contractor")
                                                                THE SECOND PART

     WHEREAS the Company wishes to retain the Contractor to provide management and administrative services to the Company and the Contractor has agreed to provide such services pursuant to the terms of this Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and conditions herein contained, the parties hereto covenant and agree each with the other as follows:

     Duties of the Contractor
     ------------------------

1. The Contractor shall provide the following management and administrative services to the Company pursuant to the terms and conditions of this Agreement:

     (a)     administration of the day to day affairs of the Company;

     (b)     providing liaison with the Company's, accountants and lawyers;

     (c) co-ordinating the dissemination of news of the Company to the public and to shareholders of the Company; and

     (d) overseeing the development of the Company's products and services and devising strategies for the further development of the Company's business.

3. The Contractor shall provide the services contemplated herein faithfully, diligently, to the best of its abilities and in the best interests of the Company and shall devote the time necessary to effectively deliver said services.

4. The Contractor shall not, except as authorized or required by its duties, reveal or divulge to any person or companies any of the trade secrets, secret or confidential operations, processes or dealings or any information concerning the organization, business, finances, transactions or other affairs of the Company which may come to its knowledge during the term of this Agreement. This restriction shall apply after the termination of this Agreement but shall cease to apply to information or knowledge which may come into the public domain.

     Term of This Agreement
     ----------------------


5. The term of this Agreement is for a period of (1) year from the date hereof, and thereafter shall continue in full force and effect from year to year, at a remuneration to be negotiated and agreed upon between parties, unless terminated according to terms prescribed in this Agreement.

     Compensation to the Contractor
     ------------------------------

6. For the Contractor's services under this Agreement, the Company shall pay the Contractor a management fee in the amount of $2,500 (USD) per month. In addition to the payment of the fee, the Company shall reimburse the Contractor for all expenses actually and properly incurred by the Contractor on behalf of the Company in carrying out its duties and performing its functions under this Agreement and for all such expenses the Contractor shall furnish statements and vouchers to the Company prior to reimbursement.

     Reporting by the Contractor
     ---------------------------

7. At least once in every month, the Contractor shall provide to each Director such information concerning the Company's businesses and activities for the previous month as the Directors may reasonably require.

     Termination
     -----------

8. This Agreement may be terminated by the Company without prior notice if, at any time, the Contractor, while in the performance of its duties commits a material breach of a provision of this Agreement, is unable or unwilling to perform the duties under this Agreement, commits fraud or serious neglect or misconduct in the discharge of its duties hereunder or becomes bankrupt or makes any arrangement or compromise with its creditors.

9. The Company may terminate this Agreement with cause upon giving the Contractor thirty (30) days' notice and the Contractor may terminate this Agreement with cause upon giving the Company thirty (30) days' notice.

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Page 3

     General
     -------

10. This Agreement may not be assigned by any party except with the written consent of the other party hereto.

11.     Time shall be of the essence of this Agreement.

12. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

13. This Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted assigns.


     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ONLINE INNOVATION INC.

Per:

/s/ Chad Lee
---------------------------------
Authorized Signatory


MCS MANAGEMENT LTD.

Per:

/s/ Marlene Schluter
-------------------------------
Marlene C. Schluter



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